   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997

                                                      REGISTRATION NO. 333-35261
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          AMERICAN ECOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      95-3889638
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                                 805 WEST IDAHO
                                   SUITE 200
                            BOISE, IDAHO 83702-8916
                                 (208) 331-8400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            PHILLIP K. CHATTIN, ESQ.
                                GENERAL COUNSEL
                          AMERICAN ECOLOGY CORPORATION
                                 805 WEST IDAHO
                                   SUITE 200
                            BOISE, IDAHO 83702-8916
                            ------------------------
                                   COPIES TO:
                              LARRY D. BLUST, ESQ.
                                 JENNER & BLOCK
                                 ONE IBM PLAZA
                            CHICAGO, ILLINOIS 60611
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]
    If any of the securities being registered on this form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 162(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================================
                                                   PROPOSED MAXIMUM        PROPOSED MAXIMUM         AMOUNT OF
   TITLE OF EACH CLASS OF       AMOUNT TO BE      AGGREGATE PRICE PER     AGGREGATE OFFERING      REGISTRATION
 SECURITY TO BE REGISTERED       REGISTERED             UNIT(1)                PRICE(1)              FEE(1)
-----------------------------------------------------------------------------------------------------------------
Rights......................     $8,379,813               --                      --                   --
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
  per share.................     $8,379,813              $1.00                $8,379,813            $2,485.02
=================================================================================================================


(1) Estimated solely for purposes of determining the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS WILL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR WILL THERE BE ANY SOLICITATION OF ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 18, 1997

PROSPECTUS


                  RIGHTS TO SUBSCRIBE FOR 8,379,813 SHARES OF

                  COMMON STOCK AND EXCHANGE AND CONVERSION OF
                SERIES E REDEEMABLE CONVERTIBLE PREFERRED STOCK
                            IN CONJUNCTION THEREWITH

                          AMERICAN ECOLOGY CORPORATION
                            ------------------------


     American Ecology Corporation (the "Company") is issuing to holders of shares of its Common Stock, $.01 par value per share ("Common Stock"), non-transferable rights (the "Rights") to subscribe for additional shares of Common Stock (the "Rights Offering"). Each holder of Common Stock will receive one Right for each share of Common Stock held of record as of 5:00 p.m., eastern time, on December 8, 1997 (the "Record Date") . Each Right will entitle the holder to subscribe for one share of Common Stock at a subscription price of $1.00 per share (the "Subscription Price"). The Subscription price is payable in cash except that holders of the Company's Series E Redeemable Convertible Preferred Stock (the "Series E Preferred Stock") may exchange, in lieu of payment in cash, one share of Series E Preferred Stock for each 10 shares of Common Stock such holder is entitled to purchase in the Rights Offering, which is based on the number of shares of Common Stock such individuals held on the Record Date. The Rights will expire at 5:00 p.m., eastern time, on
               , 1998 (the "Expiration Date"). Rights not duly exercised on or prior to the Expiration Date will lapse and will be void and without value. To the extent that less than 5,000,000 shares of Common Stock are subscribed for in the Rights Offering, one share of Series E Preferred Stock will be converted on the first business date following the Expiration Date into 10 shares of Common Stock for each 10 shares or portion thereof of Common Stock less than 5,000,000 sold in the Rights Offering. To the extent that the purchase price of the Common Stock sold in the Rights Offering plus the stated amount ($10 per share) of the Series E Preferred Stock outstanding immediately after the Rights Offering exceeds $5,000,000, proceeds of the Rights Offering shall be used to redeem Series E Preferred Stock at its stated amount. As a result of the Rights Offering, all Series E Preferred Stock will be either (i) exchanged by the holders thereof for Common Stock to which they have Rights to subscribe in lieu of paying cash for such Common Stock, (ii) redeemed from the proceeds of the Rights Offering, or (iii) converted into Common Stock to the extent that less than 5,000,000 shares of Common Stock are subscribed for. Any Common Stock exchanged for Series E Preferred Stock mandatorily converted pursuant to clause
(iii) above is not being registered pursuant to this Prospectus and will contain an appropriate legend indicating it is not registered. The Rights are represented by non-transferable subscription certificates (the "Subscription Certificates") which are being mailed together with this Prospectus to each holder of Common Stock as of the Record Date. See "DESCRIPTION OF RIGHTS OFFERING."



     The Common Stock is included for trading on the National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "ECOL." The average of the closing bid and sale prices of the Common Stock as of December 15, 1997 was $1.5625. Application will be made to list on the Nasdaq National Market System the shares of Common Stock issuable upon the exercise of the Rights.


     SEE "RISK FACTORS" BEGINNING ON PAGE    FOR A DISCUSSION OF CERTAIN RISKS
RELATED TO AN INVESTMENT IN THE COMMON STOCK
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


===============================================================================================================
                                     SUBSCRIPTION                                            PROCEEDS TO
                                        PRICE                    COMMISSIONS                THE COMPANY(1)
---------------------------------------------------------------------------------------------------------------
Per Share of Common Stock..             $1.00                        N/A                        $1.00
---------------------------------------------------------------------------------------------------------------
Total......................           $8,379,813                     N/A                      $8,379,813
===============================================================================================================


(1) Before deducting expenses of the offering, estimated as $141,485.

                            ------------------------

     It is expected that certificates for the Common Stock subscribed for in this offering will be available for delivery on or about the fifth business day following the Expiration Date.

                                            , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006, on which the Company's Common Stock is listed. Reference is hereby made to the Registration Statement of which this Prospectus is a part (the "Registration Statement") and to the exhibits thereto filed with the Commission for further information with respect to the Company, the Common Stock and the Rights. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the complete document filed with the Commission. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:


          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by two Forms 10-K/A;


          (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997, and September 30, 1997; and

          (c) The Company's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act dated April 22, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including any beneficial owner of Common Stock to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus.

     Requests for such copies should be made to Scott Peyron, (208) 388-3800.

                               PROSPECTUS SUMMARY

     The following is a summary only, the contents of which is necessarily selective, and should be read in conjunction with the detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     The Company and its subsidiaries provide processing, packaging, transportation, remediation and disposal services for generators of hazardous waste and low-level radioactive waste ("LLRW"). Hazardous waste consists primarily of industrial waste, including waste regulated under the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Toxic Substance Control Act. LLRW consists of materials contaminated with low levels of radioactivity and is generated by nuclear power facilities, hospitals, universities, laboratories and other research facilities. The mailing address and phone number of the Company's principal executive offices are 805 West Idaho, Suite 200, Boise, Idaho 83701-8916, (208) 331-8400.

                              THE RIGHTS OFFERING


ISSUE OF RIGHTS:                 The Company is issuing non-transferable rights
                                 (the "Rights") to subscribe for up to 8,379,813 shares of the Company's Common Stock, $.01 par value per share ("Common Stock"). Each holder of the Company's Common Stock is entitled to receive one Right for each share of Common
                                 Stock held of record on the Record Date (as defined below). Such holders are entitled to purchase one additional share of Common Stock for each Right held. In the event all holders of Common Stock (8,379,813 shares outstanding as of the Record Date) were to exercise all the Rights issued in this offering, the Company would issue 8,379,813 additional shares of Common Stock for an aggregate consideration of $8,379,813.


SUBSCRIPTION PRICE:              $1.00 per share payable by the Expiration Date
                                 (the "Subscription Price"). See "DESCRIPTION OF
                                 THE RIGHTS OFFERING".


RECORD DATE:                     5:00 p.m., eastern time, on December 8, 1997
                                 (the "Record Date").



EXPIRATION DATE:                                , 1998 at 5:00 p.m., eastern
                                 time (the "Expiration Date"). Rights not duly exercised by such time will lapse and will be void and without value.


NON-TRANSFERABILITY OF RIGHTS:   The Rights are non-transferable.

SUBSCRIPTION PROCEDURES:         The Rights are represented by non-transferable
                                 subscription certificates (the "Subscription
                                 Certificates") which are being mailed together with this Prospectus to each holder of record on the Record Date. Rights may be exercised in whole or in part by a record holder of Common
                                 Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription
                                 Certificate, together with payment in full for the Common Stock subscribed for, to the Subscription Agent (as defined below) at the address set forth in the Subscription
                                 Certificate. Record holders who hold shares of Common Stock for the accounts of others must follow the instructions of such beneficial owners with respect to the Rights to which such beneficial owners are entitled. See
                                 "DESCRIPTION OF THE RIGHTS OFFERING -- Rights of Beneficial Owners of Common Stock." A Right will not be deemed exercised unless the Subscription Agent receives payment and a duly executed Subscription Certificate by 5:00 p.m., eastern time, on the Expiration Date.


PAYMENT: Payment may be made in U.S. funds by certified check, bank draft or money order payable to the order of ChaseMellon Shareholder Services, L.L.C. (the "Subscription Agent"). In lieu of making payment in cash, holders of Series E Preferred Stock may exchange one share of Series E Preferred Stock for each 10 shares of Common Stock such holder is entitled to purchase in the Rights Offering based on the Common Stock held by such holder on the Record Date by delivery to the Subscription Agent of the requisite number of shares of Series E Preferred Stock either endorsed in blank for transfer or together with an assignment separate from certificate executed in blank.



USE OF PROCEEDS:                 The purpose of the Rights Offering is to raise
                                 permanent equity capital for the Company by (i) converting the $3,000,000 in stated amount of Series E Preferred Stock to Common Stock or redeeming the Series E Preferred Stock from the proceeds of the Rights Offering and (ii) by raising up to an additional $5,379,813 in working capital for the Company before expenses of the Rights Offering. To the extent that less than 5,000,000 shares of Common Stock are subscribed for in the Rights Offering, one share of Series E Preferred Stock will be converted into 10 shares of Common Stock for each 10 shares or portion thereof of Common
                                 Stock less than 5,000,000 sold in the Rights
                                 Offering. To the extent that the purchase price of the Common Stock sold in the Rights Offering plus the stated amount of the Series E
                                 Preferred Stock outstanding immediately after the Rights Offering exceeds $5,000,000, proceeds of the Rights Offering shall be used to redeem Series E Preferred Stock at its stated amount of $10.00 per share. The result will be that a minimum of $3,000,000 in permanent equity capital will be raised in the Rights Offering by exchange or conversion of the existing $3,000,000 in Series E Preferred
                                 Stock, the Series E Preferred Stock will be eliminated no matter how many Rights are exercised, and $5,379,813 in additional working capital, before expenses of the Rights
                                 Offering, will be raised for the Company if all Rights are exercised. See "USE OF PROCEEDS" and
                                 "DETERMINATION OF SUBSCRIPTION PRICE".

                                  RISK FACTORS

     Prospective purchasers of shares of Common Stock should carefully consider all of the information contained in this Prospectus, including the following risk factors.

     This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other matters, the prospects, developments and business strategies of the Company, all of which are subject to risks and uncertainties. These forward-looking statements are identifiable by the use of words and phrases such as "anticipates," "intends," "goal," "estimates," "expects," "projects," "projections," "plans," "should," "believes," "scheduled" and similar words and phrases.

     When a forward-looking statement includes a statement of the assumptions or basis underlying the forward-looking statement, the Company cautions that, while it believes such assumptions or basis to be reasonable, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expected results or events will be accomplished or occur. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

RISKS RELATING TO COMPANY AND COMMON STOCK

     Recurring Losses From Operations. The Company has suffered recurring losses from operations and continues experiencing difficulty paying its on-going obligations as they become due. The Company had working capital deficits of $13,979,000 and $20,314,000 as of September 30, 1997 and September 30, 1996,
respectively. See "SELECTED FINANCIAL DATA." Although the Company has taken various actions intended to improve its financial condition, there can be no assurance that these actions will be successful. The failure of the Company in the future to improve its operating results would have a material adverse effect on the Company's financial condition and could result in a cessation of the Company's business operations.

     Regulation. The environmental services industry is subject to extensive regulation by federal, state and local authorities. In particular, the regulatory process requires the Company to obtain and retain numerous governmental permits or other authorizations to conduct various aspects of its operations, any of which may be subject to revocation, modification or denial. Adverse decisions by governmental authorities on permit applications submitted by the Company may result in premature closure of facilities or restriction of operations, which could have a material adverse effect on the Company's operations and financial condition. In many cases, the Company's licenses and permits govern what it can charge its customers and how much waste it can dispose of and from which sources. The Company's business is heavily dependent upon environmental laws and regulations which effectively require wastes to be managed in facilities of the type owned and operated by the Company. Changes in these laws and regulations could facilitate exemptions from hazardous waste requirements for significant volumes of waste and alter the types of treatment and disposal that will be required. If such changes are implemented, they could have a material adverse effect on the Company's operations and financial condition. See "THE COMPANY -- REGULATION".

     Legal Proceedings. The Company's business inherently involves risks of unintended or unpermitted discharge of materials into the environment. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities and private plaintiffs. While the outcome of any particular lawsuit or administrative proceeding cannot be predicted with certainty, due to the Company's current financial condition, management is unable to conclude that the ultimate outcome, if unfavorable, of the litigation and other matters to which the Company is a party will not have a material adverse effect on the operations or financial condition of the Company.

     Environmental Liability and Insurance. The nature of the Company's business exposes it to risk of accidental release of harmful substances into the environment from the Company's operating and closed sites and during transportation to and from such sites. The remediation cost of such a release could be substantial.

The Company currently maintains environmental impairment liability insurance coverage for non-nuclear related occurrences as required by the Resource Conservation and Recovery Act of 1976 except for one closed site as to which coverage is unavailable. See "THE COMPANY -- CLOSED FACILITIES -- Sheffield, Illinois Facility. The Company covers radioactive risk through nuclear liability insurance policies written to cover the operations of its facilities, suppliers and transporters. While the Company's environmental liability insurance coverage is in amounts required by law and deemed sufficient by the Company, there can be no assurance that the costs of environmental remediation might not exceed the amounts the Company could recover under its insurance. In addition, a subsidiary of the Company re-insures certain closure and post-closure liability of the Company exposing the approximately $8.6 million in investments held by this subsidiary to risk of liability. See "THE COMPANY -- INSURANCE." The Company could also be liable for losses due to fines, penalties, intentional, fraudulent or criminal acts, the risks of which cannot be insured.


     Dependence on Ability to Operate Ward Valley Site. The Company has a lease and license from the State of California to develop and operate a LLRW disposal facility to serve the Southwestern Compact in Ward Valley, California and has expended and capitalized $49.4 million in costs and pre-operational interest as of September 30, 1997 in regard to this site. This amount, plus unrecorded interest on the Company's invested funds of $40.8 million, can only be recouped once this site (or an alternative site if this site is determined to be unsuitable) is operational. The lease and license become effective and construction of the facility can only begin on conveyance of the land to the State by the federal government. While the prior administration approved this transfer, the current Secretary of the Interior opposes the transfer and a number of opponents have sued to block the transfer. Additional legal challenges and political delays are likely to at least postpone the opening of the facility, which the Company believes will take eight to twelve months to construct and start up once the land is transferred to the State of California. It is not possible to assess the ultimate length of the delay at this time, nor can there be any assurance that the land will ever be transferred. If the land cannot be transferred, the Company has the right to license, develop and operate an alternative site and to recover its costs for both the Ward Valley site and the alternative site from the fees charged for disposal at the alternative site. This right exists even if the Company were not to be the operator of the alternative site. Under current federal and state law, the State of California is required to provide a site somewhere and the Company under its contractual agreements has the right to license, develop and operate such site. Thus, the Company should be able to ultimately recoup its costs plus interest thereon as provided in its contract absent a change in federal or state law. In addition, the Company may have recourse against the federal government for failure to transfer the Ward Valley site. Nevertheless, there can be no assurance that the Company will ultimately recover its costs and interest thereon. If the Company is unable to recover its costs, the Company would suffer a loss that would have a material adverse effect on its financial condition and would result in a default under its present bank financing. See "THE COMPANY -- LOW-LEVEL RADIOACTIVE WASTE SERVICES -- Disposal Services -- Proposed Ward Valley, California Facility".


     Restrictions on Dividends in Bank Credit Agreement. The Third Amended and Restated Credit Agreement dated October 31, 1996 (the "Credit Agreement") between the Company and Texas Commerce Bank National Association (the "Bank") prohibits the Company from paying dividends on its Common Stock so long as the debt to the Bank has not been fully paid. This loan matures on December 31, 2000 and is unlikely to be fully paid before that date unless the Ward Valley site is transferred to the State of California prior to such date. Consequently, no dividends are likely to be paid on the Common Stock in the foreseeable future.

     Other Restrictions in Credit Agreement. In addition to the preclusion of dividends on Common Stock, the Credit Agreement contains covenants which preclude (i) additional indebtedness except for limited exceptions and unsecured indebtedness incurred in the ordinary course of business, (ii) sales or transfers of Company assets, and (iii) mergers and consolidations and limits the amount of capital assets which the Company may acquire. The Credit Agreement requires that the Company maintain a minimum tangible net worth equal to (i) 80% of the net worth shown on the Company's June 30, 1996 Form 10-Q less (ii) any write-offs associated with the closure of the Winona Facility (see "THE COMPANY -- HAZARDOUS WASTE SERVICES -- Stabilization and Disposal Services -- Winona, Texas Facility") and plus (iii) any proceeds of debt or equity offerings (including the Rights Offering) and the Company's positive net income.

The Credit Agreement covenants also require minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") during 1997 of $500,000 each quarter and during 1998 of $250,000 each month and $1,000,000 each quarter. The Company did not meet the EBITDA requirements for the first quarter of 1997 and the Bank waived this default. The Company was in compliance for the second and third quarters of 1997. There can be no assurance that the Company will be able to meet the minimum net worth or EBITDA requirements of the Credit Agreement in the future or that the Bank will waive such requirements if not met. If the Bank declared a default for this reason or any other and accelerated the approximately $36,000,000 in debt to the Bank, the Company would likely be unable to pay such amount immediately and would likely be forced to seek the protection of the bankruptcy laws. Such action could eliminate or substantially impair the value of any Common Stock even if the Company were able to successfully reorganize and refinance.

     Payment Terms of Bank Debt. Interest on the debt to the Bank accrues and is added to the principal balance until December 31, 1998 unless there is a default. Thereafter, interest is due quarterly at a rate equal to the greater of 10% per annum or the prime rate. In addition, a principal payment of $5,000,000 is due on December 31, 1999 and quarterly principal payments of $250,000 commence on March 31, 2000 or upon the earlier transfer of Ward Valley to the State of California in a manner allowing The Company's operations to commence at Ward Valley. The entire debt is due on December 31, 2000. There can be no assurance that the Company will be able to make any of these payments. Absent significant improvements in operations, the Company will not be able to meet its interest obligations in 1999. Absent either the transfer of Ward Valley to the State of California and the Company obtaining satisfactory replacement financing on such transfer or the sale of Company assets or operations, the Company is unlikely to be able to pay the principal amounts due on and after December 31, 1999.

     Possible Dilution and Limitation on Stock Price Due to Outstanding Options. Numerous options and rights to purchase the Company's Common Stock are outstanding pursuant to the Stock Option Plans maintained by the Company, pursuant to arrangements made with the purchasers of the Company's Series D and Series E Preferred Stock, and pursuant to the Credit Agreement. Most of these options and rights have exercise prices high enough that they are not likely to be exercised or, if exercised, are not likely to be economically dilutive to purchasers of Common Stock in the Rights Offering. No options or rights other than the Rights are outstanding giving the holders the right to purchase Common Stock at $1.00 per share. However, the purchasers of the Series E Preferred Stock received warrants to purchase 3,000,000 shares of Common Stock at $1.50 per share, which warrants will become exercisable 30 days after the Expiration Date. Depending on the price at which the Company's Common Stock is trading, these warrants could either allow the purchase of Common Stock at a price dilutive to the other holders thereof or provide a limit on any increase in the value of the Company's Common Stock.

RISKS RELATING TO RIGHTS

     Determination of Subscription Price. The Subscription Price for Common Stock pursuant to the Rights Offering was arbitrarily determined by the Board of Directors of the Company at the time the Series E Preferred Stock was approved in October 1996 based on prices of the Common Stock at that time. The issuance of Common Stock pursuant to the Rights Offering at this price was ratified by the shareholders at the most recent annual meeting when they approved the terms of the Series E Preferred Stock. See "DETERMINATION OF SUBSCRIPTION PRICE". While the Subscription Price bore some relationship to the market price of the Common Stock in October 1996, it does not necessarily bear and is not intended to bear any relationship to the current market price of the Common Stock, the Company's net worth, its results of operations or any other generally accepted criterion of value. In addition, there can be no assurance that the market price of the Common Stock will not decline during the Rights Offering as a result thereof or for other reasons or that a shareholder exercising the Rights received will be able to sell the Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

     Possible Dilution by Failure to Exercise. Rights are being distributed to each holder on the basis of the right to purchase one share of Common Stock for each share of Common Stock held on the Record Date. Thus, were all holders to exercise their Rights, all stockholders would have the same percentage interest in the Company as such stockholders had prior to the Rights Offering. On the other hand, if no shareholders exercised their Rights, the Series E Preferred Stock would be converted into 3,000,000 shares of Common Stock causing the interests of the present holders of Common Stock to decrease. The Series E Preferred Stock is presently held by four directors. See "DETERMINATION OF SUBSCRIPTION PRICE." Consequently, these four directors could materially increase their interests vis-a-vis other shareholders who fail to exercise their Rights.

     Rights Not Transferable; No Market for the Rights. The Rights are non-transferable. Thus, there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Accordingly, holders of Rights must exercise them and acquire Common Stock in order to have an opportunity to realize any value of the Rights.

                                  THE COMPANY

     American Ecology Corporation and its subsidiaries (hereinafter collectively referred to as the "Company" unless the context indicates otherwise) provide processing, packaging, transportation, remediation and disposal services for generators of hazardous waste and low-level radioactive waste. Hazardous waste consists primarily of industrial waste, including waste regulated under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund"), and the Toxic Substance Control Act ("TSCA"). Low-level radioactive waste ("LLRW" or "low-level waste") consists of materials contaminated with low-levels of radioactivity and is generated by nuclear power facilities, industry, hospitals, universities, laboratories and other research facilities. In 1996, 47% of the Company's revenues were derived from hazardous waste services and 53% of the Company's revenues were derived from LLRW services.

     The Company generally performs its operations through its wholly owned subsidiaries. The Company's material subsidiaries are: US Ecology, Inc., a California corporation ("US Ecology"); Texas Ecologists, Inc., a Texas corporation wholly owned by US Ecology ("Texas Ecologists"); American Ecology Recycle Center, Inc., a Delaware corporation ("AERC"); American Ecology Environmental Services Corporation, a Texas corporation ("AEESC"); and American Liability and Excess Insurance Company, a Vermont corporation ("ALEX").

     The Company and its predecessors have been in business since 1952. The Company was originally incorporated in California in October 1983. In May 1987, the Company was reincorporated as a Delaware corporation by merger into a newly formed wholly owned subsidiary incorporated in Delaware for that purpose.

     The Company incurred significant losses in its 1995 and 1996 fiscal years. See "SELECTED FINANCIAL DATA". During the nine months ended September 30, 1997, there was a significant improvement in the results of operations from the prior two years. Operating results were impacted by a greater percentage reduction of operating costs than declining revenues as well as, to a lesser degree, a decrease in selling, general and administrative costs. The Company realized certain non-recurring gains which favorably impacted net income for the nine months ended September 30, 1997. Without the non-recurring gains, there would have been a net loss during this nine months. Several areas of concern to management remain where there is uncertainty as to whether or not there will be an adverse effect on the Company's operations and financial condition, depending on the outcome of events and issues. Those areas of concern are addressed in the following discussion of the Company's businesses and operating sites. Because of liquidity issues, and the Company's current financial condition, management is unable to conclude that the outcome of certain issues, claims and disputes, and other matters described herein with respect to the Company's operations and sites, will not have a material adverse effect on operations or the financial position of the Company.

HAZARDOUS WASTE SERVICES

     The Company provides a variety of hazardous waste management services to its customers including stabilization, solid waste disposal, transportation, and brokerage. The Company's customers are generally in the chemical, petroleum, pharmaceutical, manufacturing, electronics and transportation industries.

     The hazardous waste management services provided by the Company are generally performed pursuant to non-exclusive service agreements that obligate the Company to accept hazardous waste from the customer. Fees are determined by such factors as the chemical composition and volume or weight of the wastes involved, the type of transportation or processing equipment used and distance to the processing or disposal facility. The Company periodically reviews and adjusts the fees charged for its services.

     Prior to performing services for a customer, the Company's specially trained personnel review the waste profile sheet prepared by the customer which contains information about the chemical composition of the waste. A sample of the waste may be analyzed in a Company laboratory or in an independent laboratory to enable the Company to recommend and approve the best method of stabilization, transportation, treatment and disposal. Upon arrival at one of the Company's facilities, and prior to unloading, a sample of the delivered waste is analyzed to confirm that it conforms to the customer's waste profile sheet.

  Stabilization and Disposal Services

     The Company operates two of the eighteen commercial hazardous waste landfill sites in the United States. The facilities are located in Robstown, Texas and Beatty, Nevada. In addition, until August 1996, the Company operated one of the nation's nine commercial deepwell disposal facilities located in Winona, Texas. As a result of political pressures, and those of the local community, the Company sustained high legal fees and extraordinary costs to maintain the Winona facility. In August 1996, the Company decided to suspend the Winona facility operations as a result of the adverse impact on the business base caused by inaccurate public statements and other actions of persons opposed to the facility. The litigation strategy being pursued by persons opposed to the facility includes numerous and duplicative lawsuits filed in several jurisdictions. The Company believes the number of suits, as well as the discovery and motion practices used in each, is designed to overwhelm the financial resources of AEESC, the subsidiary of the Company which operated the Winona facility. These operations primarily served the needs of hazardous waste generators in the Gulf Coast and West Coast regions of the country. Management closed the Winona facility March 17, 1997 and will comply with all substantive environmental regulations for site closure.

     The Robstown and Beatty facilities may dispose of only solid wastes, but both facilities also have the ability to treat and stabilize waste prior to disposal and operate transfer and staging facilities for delivery of containerized waste for off-site disposals. Stabilization involves the mixing of sludges and certain wet wastes with cement, lime or other solidifying and stabilizing agents to prevent leaching under acidic conditions. These facilities are sited, designed, constructed, operated and monitored to provide long-term containment of the waste in accordance with regulatory requirements. The Company also maintains two closed landfills in Sheffield, Illinois. See "THE COMPANY -- CLOSED FACILITIES" for more detailed information about these facilities. The following sections describe the Company's active hazardous waste disposal facilities.

     Beatty, Nevada Facility. The Company's Beatty, Nevada hazardous waste landfill site is located on 80 acres of land 11 miles southeast of Beatty, Nevada in the Amargosa Desert, approximately 100 miles northwest of Las Vegas and 8 miles northeast of Death Valley and the California border. The Company leases the site from the State of Nevada pursuant to a 1977 lease which provided for an initial 20-year term, with a 10-year option for renewal. The Company recently renewed the lease for 10 years. The waste site is operated under license from the State of Nevada. The State of Nevada charges waste fees which are deposited in state maintained trust funds for closure, perpetual care and maintenance. The Company does not control these two state funds, but the Company understands from State of Nevada correspondence that these funds contained approximately $12.0 million and $2.5 million, respectively, as of June 30, 1997.

     The facility has permitted capacity of more than 2.0 million cubic yards and approximately 750,000 cubic yards of remaining constructed capacity. It is currently positioned to compete much more aggressively in an overall depressed market than it has been in a number of years. Reduced state fees have been negotiated with state regulatory staff, but are not yet incorporated into implementing regulations. State regulatory staff have reviewed and approved revised closure cost estimates that result in a reduction in future closure costs. Closure of the former low level radioactive waste disposal site in the third quarter of 1997 has allowed the Company to transfer custody of the occupied portion to the State while transferring the unused portion of the site to the hazardous waste facility, thereby extending the life of the facility. In 1996, 1995, and 1994, 71,000, 131,000, and 202,000 cubic yards of waste, respectively, were disposed of at the facility. The hazardous waste site was opened in 1970 and operates under authority from the Nevada Department of Conservation and Natural Resources and the Environmental Protection Agency's ("EPA") Region IX. It is also subject to regulations of the U.S. Department of Transportation ("DOT") relating to methods of handling, packaging and transporting chemical waste. Disposal operations at the Beatty site involve stabilization of certain wastes to meet land disposal criteria, and the burial of chemical waste in secure landfill cells which are engineered, constructed, operated and monitored so as to provide for the long-term containment of the waste. During 1988, the Company received a permit from the EPA and the State of Nevada issued in accordance with Part B of the EPA regulations promulgated under RCRA allowing the Company to operate a commercial hazardous waste disposal facility at Beatty. In April, 1997, the State granted a five year permit renewal including approval to construct a new cell with a capacity of 1.5 million cubic yards. The Company is studying the future use of the production related assets at this former facility and has not yet reached a decision as to their remaining value, if any.

     The Beatty site is one of seven landfill sites in the United States which are authorized by the EPA under TSCA to receive and dispose of certain types of solid polychlorinated biphenyls ("PCBs"). This authority was issued jointly to the Company and the State of Nevada by EPA Region IX. The disposal of PCBs accounted for approximately 31% and 22% of the Beatty site's total volumes in 1996 and 1995, respectively. In 1995, the Company was issued a five-year renewal permit which allows the Company to continue to dispose of non-liquid PCBs at the Beatty site. In 1990, the Company received written confirmation from the EPA that the Beatty site was currently authorized to accept CERCLA cleanup waste for disposal. The Beatty site also has all necessary air permits for its disposal activities.

     Robstown, Texas Facility. The Company owns 400 acres of land near Robstown, Texas, located 15 miles west of Corpus Christi, and operates a hazardous waste disposal site on 240 acres of the land. The site is operated under the regulations of, and a permit issued by, the Texas Natural Resource Conservation Commission ("TNRCC"). In addition to TNRCC regulation, the site is subject to EPA and DOT regulation. In 1988, the Robstown site received its RCRA Part B permit to operate. A proposed permit renewal is expected to go to public hearing in the second half of 1997. Disposal operations at the Robstown site involve the burial of hazardous waste in secure landfill cells which are engineered, constructed, operated, and monitored so as to provide for the long-term containment of the waste. The Company recently completed development of a 89,000 cubic yard expansion to dispose of Class I non-hazardous waste which should greatly improve profit margins by allowing disposal in less expensive cell space.

     Groundwater at the Robstown site is monitored through the use of an extensive well system. In 1978, an analysis of the non-potable aquifer underlying the site showed the presence of chemical contamination. The Company has no evidence that the contaminants have migrated beyond the permitted site boundaries and continues to address corrective action plans in connection with the permitting process. The Company is currently operating a non-commercial deep-injection well at the facility for the disposal of contaminated groundwater and leachate in order to comply with its groundwater cleanup program.

     The facility is currently the only operating commercial landfill in Texas with a RCRA Part B hazardous waste disposal permit. The facility serves a wide range of industries including refining, petrochemical, agricultural and manufacturing. In operation since 1972, the facility has disposed of more than 873,000 cubic yards of hazardous waste and there is approximately 30,000 cubic yards of remaining hazardous waste capacity in place and approximately 85,000 cubic yards of non-hazardous waste capacity. In 1996, 1995, and 1994, 41,000, 47,000, and 68,000 cubic yards of waste, respectively, were disposed of at the facility. At the current fill rate, the hazardous waste capacity in place is sufficient for only between 18 and 24 months. The Company has a permit allowing construction of 450,000 cubic yards of future expansion, but expansion is very costly. Accordingly, the Company has worked with the TNRCC to develop a concept that will allow placement of hazardous waste vertically on top of existing operating cells and has requested a permit modification from the TNRCC to allow this. Vertical stacking of waste would allow the Company to obtain approximately 275,000 cubic yards of hazardous and 20,000 cubic yards of non-hazardous waste disposal space at minimal cost, and would provide 10 years of hazardous and one year of nonhazardous disposal capacity at current fill rates.

Thereafter, new cell construction will be required. The permit modification is pending. The Company received a response from TNRCC in November 1997 which requested clarifications with respect to technical engineering details. The revised permit modification is likely to be submitted in January 1998. TNRCC will then review the revised permit for technical completeness for approximately six weeks before commencing public hearings. The Company should know by the end of 1998 whether this permit modification will be granted. If the modification is granted, the Company estimates that approximately $600,000 in engineering and $750,000 in construction costs will be incurred to permit vertical stacking over the existing operating cells.


     Winona, Texas Facility. The Winona facility, now a closed facility, was a 620 acre fuels blending and solvent recycling facility with two hazardous waste deep wells and waste brokerage services. In August of 1996, the Company made a decision to suspend further receipts of waste at the Winona facility. This decision was made based on the adverse impact on the business base of the Winona facility caused by inaccurate public statements and other actions of persons opposed to the facility. The litigation strategy being pursued by persons opposed to the facility includes numerous and duplicative lawsuits filed in several jurisdictions. The Company believes that the number of suits as well as the discovery and motion practices used in each is designed to overwhelm the financial resources of AEESC, a wholly owned subsidiary of the Company which operated The Winona facility.

     During the period of discontinued waste receipts, the Company, primarily through its Surecycle(R) division, has continued to broker waste materials to other off-site disposal facilities. Based on the regulatory and litigation morass under which the Winona facility was forced to operate, management concluded that it was not economically feasible for the Winona facility to continue to operate. Also during this period of discontinued waste receipt AEESC removed from inventory all waste materials which it believed would require the continued operation of the facility's ambient air monitoring system and the thermal oxidizer air emission control equipment, both of which are expensive to operate. The Company has obtained approval of the regulatory authorities to discontinue the use of this equipment since the Company is no longer processing any waste at this facility.

     On March 17, 1997, management agreed to a plan for closing the site under RCRA rules. As part of its business closure activities, Company officials have been meeting with State regulators to negotiate a mutually acceptable schedule for environmental closure of the facility to fully satisfy substantive environmental requirements. The cost for environmentally correct closure has been estimated at $1,500,000.

  Transportation Services

     General. As a complement to its disposal operations, the Company also offers hazardous waste transportation services to its customers. The Company's waste transportation operations focus on the Gulf Coast market. The Company transports both hazardous and non-hazardous solid and liquid wastes generally by truck or trailer from a waste site to a disposal or treatment facility, such as a landfill or incinerator. Hazardous waste is transported by the Company primarily in specially-constructed vehicles designed to comply with applicable regulations and specifications of the DOT. The Company's hazardous waste fleet includes 45 trucks or tractors, 318 roll-off containers and 82 trailers. Liquid waste is frequently transported in bulk, but also may be transported in drums. Heavier sludges and bulk solids are transported in sealed roll-off boxes or bulk trailers.

     The Company operates a scheduled, packaged Class 1 non-hazardous and RCRA hazardous waste collection service in the Gulf Coast, Dallas/Ft. Worth, and Tulsa, Oklahoma markets called SurecycleH, a division of AEESC. SurecycleH, provides small quantity generators with comprehensive waste management services that includes waste analysis, technical advice, labeling, manifesting, collecting, transporting, treating and disposing of hazardous wastes. An important feature of the SurecycleH program is the use of intermediate bulk containers as a replacement for drums in many applications. Surecycle also offers specialized 350 gallon waste packages or "totes". These totes allow waste generators to accumulate up to six drums worth of material in the same floor space required to store four drums. The totes are reusable, therefore the customer also enjoys substantial savings in avoided drum purchase costs.

LOW-LEVEL RADIOACTIVE WASTE SERVICES

     Radioactive waste is generally classified as either high-level or low-level. High-level radioactive wastes, such as spent nuclear fuel and waste generated during the reprocessing of spent fuel from nuclear reactors, contain substantial quantities of long-lived radioactive isotopes and require hundreds or thousands of years to decay to safe levels.

     Low-level radioactive waste consists primarily of solid materials containing far less radioactive contamination, generally decaying to safe levels within several decades to approximately 500 years. The Company's LLRW business includes the packaging, transportation, disposal, treatment, recycling and processing of low-level waste. Lowlevel waste is generated by nuclear power facilities, industry, hospitals, universities, laboratories and other research facilities. This waste consists generally of material such as contaminated equipment, discarded glassware, tools, gloves and protective clothing, radio-pharmaceuticals and other hospital wastes, and laboratory waste materials. This waste generally requires minimal shielding for the protection of the public or employees from radiation. It is packaged in metal containers designed to protect the public during transportation and provide additional long-term containment of the waste once it is placed in the permanent disposal facility.

     The LLRW services market is generally composed of three segments: (i) disposal, including both commercial and government markets, (ii) commercial processing and volume reduction, and (iii) government services. The Company operates in all three of these segments. The Company's LLRW disposal activities involve the operation of a landfill site on government owned land near Richland, Washington. The Company's Recycle Center in Oak Ridge, Tennessee has LLRW commercial processing and volume reduction services that include both fixed base processing facilities and service capabilities as well as on site service capabilities managed as an extension of the organization located at Oak Ridge, Tennessee. The government services segment activities includes acceptance, processing, volume reduction and disposal of federal government LLRW. The Recycle Center is a well established commercial service provider and intends to pursue these government markets.

  The Compact System

     The Low-Level Radioactive Waste Policy Act of 1980 and the Low-Level Radioactive Policy Amendments of 1985 (collectively, the "Low-Level Act") established the general framework for the management of commercial LLRW disposal facilities. The Low-Level Act created incentives for states to form formal regional alliances ("compacts") as ratified by the U.S. Congress, each containing a designated landfill for use by member states. One state within each compact is required to site and build a permitted disposal facility on a rotating basis so that continuous disposal capacity for that compact can be maintained.

     The Low-Level Act also provides that any compact approved by Congress may restrict the use of its disposal facility to low-level waste generated within the member states, and may limit the export of waste from that compact as of January 1, 1993. As a result, in 1992 the Company saw a marked increase in LLRW volumes disposed because of this pending limitation of disposal space availability. Since January 1, 1993, the State of Washington, through the Northwest Compact (Washington, Oregon, Idaho, Montana, Utah, Wyoming, Alaska, and Hawaii), has prohibited disposal of LLRW generated from outside the Northwest Compact at the Company's Richland, Washington facility with the following exception. The Northwest Compact entered into an inter-regional contract with the Rocky Mountain Compact to accept waste generated by the Rocky Mountain Compact (Nevada, Colorado, and New Mexico). As a result, the implementation of the Low-Level Act has resulted in a reduction of waste receipts at the Company's low-level waste disposal site in Richland, Washington.

  LLRW Disposal Services

     The Company operates the only licensed LLRW disposal facility within the regional compact system. The facility is located near Richland, Washington on land within the Hanford Nuclear Reservation leased by the Department of Energy ("DOE") to the State of Washington and subleased to US Ecology. This facility serves the LLRW disposal needs of the eight member states of the Northwest Compact and the three member states of the Rocky Mountain Compact. The Company is in the process of developing two additional LLRW disposal facilities for the Southwest and Central states' compacts. The Company also maintains two closed LLRW landfills in Sheffield, Illinois and Beatty, Nevada. (See "THE COMPANY -- CLOSED FACILITIES" for more detailed information about each of these closed facilities). The following section describes the Company's active and proposed LLRW disposal operations.

     Richland, Washington Facility. This facility is located on 100 acres, 25 miles northwest of Richland, Washington on DOE's Hanford Nuclear Reservation ("Hanford"). The State of Washington leases the land from the federal government and the Company subleases the land from the state for a period of 99 years. The Company has operated this facility since 1965. In 1990, the Company exercised its option to renew its sublease for an additional 15 years. Waste has been emplaced to date on approximately 40 acres of the site. Under provisions of the Low-Level Act, the State of Washington has accepted responsibility for disposal of waste generated in the Northwest Compact and has entered into a contract agreement to provide disposal for the Rocky Mountain Compact states. The combined 11 member states generate approximately 100,000 cubic feet of low-level radioactive waste per year which is available to be disposed of at the Richland facility.

     Under the terms of the sublease, the site is to be used for LLRW burial and related activities. The primary disposal operations at the site are conducted under a radioactive materials license issued by the Washington State Department of Health. A timely application to renew the Company's 5 year license, which terminated in May 1997, was submitted in February 1997, and is expected to be approved by the state. The Company also holds a special nuclear materials license ("the NRC License") issued by the U.S. Nuclear Regulatory Commission ("NRC") which permits burial of material containing certain radioactive elements in amounts greater than those allowed under the license issued by the State of Washington. Special nuclear material is LLRW which contains uranium 233, uranium 235 or plutonium. The NRC License is also in the process of timely renewal.

     The LLRW disposal rates charged at the Richland facility have been regulated by the Washington Utilities and Transportation Commission (WUTC) since 1993. Rate regulation is designed to set disposal rates sufficient to cover the costs of operation and provide the Company with a reasonable profit margin. In May 1995 the Company filed a rate case to implement a new rate design and revenue requirement for the years 1996 through 2001. The Company's filing, after amendment by a settlement agreement signed by major site users, was approved by the WUTC to establish a $5.6 million annual revenue requirement and a rate designed to collect this revenue from site availability, per container, per shipment, volume and dose rate at the container surface charges. These prices are adjusted annually for inflation. The approved revenue requirement is exclusive of taxes and fees. The State of Washington charges and collects fees for burial, site surveillance, local economic development, rate regulation and site use from low-level generators using the Richland facility. Revenues are also contributed by generators to fund dedicated trust accounts, administered by the Washington State Treasurer, for closure and long term care and maintenance of the Richland site. As of December 31, 1996, $24.4 million was retained in the site closure account and $24.4 million in the perpetual maintenance account.

     The Richland facility is also permitted to accept naturally occurring and accelerator produced radioactive materials (NARM) waste from throughout the nation. During 1996 approximately 12,000 cubic feet of NARM waste supplemented company revenues collected from the disposal of over 105,000 cubic feet of low-level waste generated from Northwest and Rocky Mountain Compact states. In 1995, the State of Washington implemented a regulation to limit NARM volume to 8,600 cubic feet annually and any single generator to no more than 1,000 cubic feet. The Company litigated this issue and executed a settlement agreement on May 15, 1996. The agreement provides that the Washington Department of Health promulgate revised regulations with a 100,000 cubic feet annual cap on NARM waste disposal. Until new regulations are adopted, a court stay has mandated that the 100,000 cubic feet limit will apply with the provision that any unused allocation may be transferred to future years. Although NARM waste disposal rates are not regulated by the WUTC, a portion of NARM revenue can be applied to reduce the Company's annual LLRW revenue requirement.

     On July 29, 1996, the Company submitted to the Washington Department of Health a revised site stabilization and closure plan for the Richland facility. This amended the closure plan submitted in December 1994. On March 29, 1996, the Company also submitted to the Washington Department of Ecology ("WDOE") a work plan for a comprehensive investigation of the Richland site to assess the presence of hazardous waste constituents in the unsaturated strata between the ground surface and the water table beneath the trenches within the facility with respect to the protection of the groundwater from small amounts of hazardous material associated with some LLRW. The plan received preliminary approval by WDOE and funding for the investigation is expected to be provided from the dedicated site closure account after authorization by the legislature. The Company has completed the installation of two new monitoring wells consistent with this plan.

     The WDOE determined in January, 1997, that an environmental impact statement is required in regard to the renewals of the Company's radioactive materials license, the Company's closure plan, and the regulations providing for a 100,000 cubic feet annual cap on NARM waste disposal. The Company submitted its material for this statement in spring, 1997. The State is expected to finalize this environmental impact statement by June, 1998.

     Proposed Ward Valley, California Facility. In December 1985, the Company was selected as the State of California's sole license designee to site, develop and operate a LLRW disposal facility ("Ward Valley") in that state to serve the Southwestern Compact (California, Arizona, North Dakota and South Dakota). In September 1993, the California Department of Health Services ("DHS") certified its final environmental impact report, issued its Record of Decision on the project, issued a license to the Company to construct and operate the facility and executed a lease of the site with the Company. The license and lease become effective and construction can only begin once the land for the site is conveyed from the U.S. to the State of California. In connection with the development of this LLRW facility, the Company has expended and capitalized $45.9 million, including pre-operational interest, as of December 31, 1996. Under its agreement with the State of California, the Company may earn interest on the venture capital expended in developing the Ward Valley project. As of December 31, 1996 the unrecorded interest component is $34.8 million.

     Construction and operation of the facility has been delayed in large measure because the federal government has not yet conveyed the land for the facility, located in California's Ward Valley, to the State of California. In January 1993, former Secretary of the Interior, Manuel Lujan, announced the sale of the Ward Valley site to the State of California. That sale was enjoined, however, as a result of the lawsuits described below. Subsequently, the new Secretary of Interior in the Clinton administration, Bruce Babbitt, purported to rescind Secretary Lujan's land sale decision and decided to conduct additional federal hearings before determining whether to convey the land. In August 1993, Secretary Babbitt requested that California Governor Pete Wilson hold an adjudicatory hearing on behalf of the U.S. Department of the Interior to provide information that might be relevant to the Secretary's decision on the land transfer, and in September 1993, the Governor agreed to hold such a hearing. In November 1993, Secretary Babbitt sent a letter to Governor Wilson that he was postponing further action on his proposed hearing in order to await the final outcome of two state court lawsuits that had been filed against the project in October 1993. In 1994, Secretary Babbitt asked the National Academy of Sciences ("NAS") to conduct an independent review of certain geological issues related to the suitability of the Ward Valley site. The NAS convened a panel in 1994 and conducted hearings on the project in June and September 1994. The NAS panel issued a May 1995 report which concluded that the project would pose no significant threat to groundwater quality and no credible threat to the quality of water in the Colorado River which is about twenty miles and a mountain range away. Subsequently, Secretary Babbitt announced his intention to transfer the land, subject to several specific conditions to California DHS. Interior and DHS negotiated transfer conditions through the summer and fall of 1995. In the fall of 1995, when it became apparent that Interior would not accept the State's good faith assurances, these negotiations were put on hold and the State of California petitioned Congress for statutory transfer of the land. Accordingly, legislation was introduced and attached to the Omnibus Budget Reconciliation Act of 1995. This measure was vetoed by the President, in part because of its provisions regarding the Ward Valley land transfer. Since then, new Ward Valley land transfer legislation has been introduced in both the House and Senate. Efforts to advance legislation were resisted by California's Senators and were unsuccessful in 1996. Efforts at legislative resolution of this matter will continue in 1997.

     In February 1996, John Garamendi, Deputy Secretary of the Department of Interior (DOI), announced that the DOI would not make a decision on California's pending application for the purchase of the Ward Valley site until after additional on-site testing is conducted. Mr. Garamendi also stated that the results of this testing as well as several other issues would be presented in a third supplement to the project's environmental impact statement, and that Interior's decision on the sale probably would not be made for another year. The testing at issue is that which the National Academy of Sciences recommended in its May 1995 report could be performed during facility construction. The Academy stated that the land transfer should not be delayed to conduct these tests, and the State of California has already stated that the recommended tests would be conducted after the land is transferred. Mr. Garamendi's decision is therefore widely regarded as politically motivated. Throughout 1996, the Department of Interior did little to advance either site testing or development of the third supplement to the environmental impact statement.

     Two lawsuits challenging the 1993 decisions by DHS to issue a license and a lease to the Company for the construction and operation of the Ward Valley disposal site were filed in the California Superior Court for the County of Los Angeles in October 1993. The plaintiffs in this litigation alleged that the DHS violated various procedural and substantive requirements of the California Radiation Control Law and the California Environmental Quality Act in reaching its license decision and sought to have the facility's license invalidated. In June 1994, the trial court ruled in favor of the DHS and the Company on all issues with the exception of one. The trial court concluded that the Wilshire report should be considered by the DHS in a "pre-approval setting", and remanded the case to the DHS for reconsideration. In August 1995, the California Appeals court ruled in favor of DHS on all counts, overturning the trial court's determination regarding the Wilshire report. In January 1996, the California Supreme Court refused to entertain project opponents' further appeals. Therefore, all legal challenges to the license and the Environmental Impact Statement at the state level have been successfully resolved.

     In January 1993, a lawsuit was filed against the Secretary of the Interior, Manuel Lujan, in federal district court for the Northern District of California to enjoin the intended sale of the land for the Ward Valley site to the State of California. The suit was filed on the grounds that the Secretary could not sell the land until he had designated critical habitat for the desert tortoise, a threatened species under the Federal Endangered Species Act, and that the 1990 U.S. Fish and Wildlife Service's ("FWS") biologic opinion, which concluded that the project would not jeopardize the continued existence of the desert tortoise, impermissibly failed to analyze the project's potential radiological impacts on the desert tortoise. In February 1994, the U.S. Department of Interior designated approximately 6,400,000 acres in the states of California, Nevada, Utah and Arizona as critical habitat for the desert tortoise. The designation includes the proposed Ward Valley site. Based on these developments, the lawsuit was dismissed without prejudice. Inclusion of the Ward Valley site as critical habitat requires the Bureau of Land Management, the EPA and the FWS to consider and weigh several factors, including whether the project would result in the destruction or adverse modification of critical habitat. In August 1995, the U.S. Fish & Wildlife Service issued an updated Biological Opinion which reaffirmed an opinion of "No Jeopardy" to the desert tortoise, and further concluded that the project would not result in the destruction or adverse modification of desert tortoise critical habitat.

     A second lawsuit was also filed in 1993 against the Secretary of Interior which alleged violations of the National Environmental Policy Act by Secretary Lujan in his decision to transfer the land to the State of California. Based on Secretary Babbitt's decisions later in 1993 to rescind the land transfer and supplement the project's Final Environmental Impact Statement, this action was stayed by agreement of the parties, but technically is still pending in federal district court and may be amended. The Company is not a defendant in this matter.

     In October 1995, the San Bernardino County Board of Supervisors passed an emergency ordinance which prohibited the disposal in San Bernardino County of LLRW not generated within its borders, and which imposed facility location and design standards on any LLRW disposal facility established in the County which, if valid, would have had the practical effect of prohibiting the establishment of the Ward Valley facility as licensed by DHS. Several parties, including US Ecology, brought suit in U.S. District Court for the Central District of California to have the ordinance invalidated. In February 1996, the County rescinded the Ordinance and the litigation has been stayed by agreement of the parties. Technical discussions regarding the Ward Valley project are continuing between the County and DHS. Recently, the County passed a resolution and offered draft legislation which would invalidate the federal LLRW Protection Act. The implications of this draft legislation have far-reaching national impact and it is unlikely that it will supplant current federal law.


     As a result of the continued inaction by DOI, the California Department of Health Services brought suit against DOI in early 1997 seeking an immediate land transfer citing Secretary Lujan's Record of Decision in 1993. This suit claims DOI has acted in bad faith and abused its discretionary authority to transfer the land for political purposes. US Ecology also filed a separate suit against DOI seeking a writ of mandamus and injunctive relief ordering the Secretary of the Interior to convey the land to the State of California in accordance with Secretary Lujan's Record of Decision. US Ecology has also filed a breach of contract action in the Court of Federal Claims seeking from the federal government contract damages, including recoupment of the Company's investment, interest and lost profits if the land is not transferred.



     Additional legal challenges and political delays could postpone the opening of the facility for several years or more. The Company expects to incur costs of approximately $120,000 per month, excluding interest, until construction begins. These costs are not currently reimbursable from the Southwestern Compact or any other party and are being capitalized as project costs. Assuming the land is transferred and all challenges and appeals to the land transfer and the facility license decision are favorably resolved, the Company expects that the construction and start-up of the facility will take approximately eight to twelve months. It is not possible to assess the ultimate length of the delay at this time, nor can there be any assurance that the land will be transferred.



     If the Ward Valley site cannot be transferred, the Company has the right to license, develop and operate an alternative site and to recover its costs for both the Ward Valley site and the alternative site from the fees charged for disposal at the alternative site. This right exists even if the Company were not to be the operator of the alternative site. Under current federal and state law, the State of California is required to provide a site somewhere and the Company has the contractual right to license, develop and operate such site. Thus, the Company should be able to recoup its costs plus interest thereon as provided in its contract absent a change in federal or state law. Nevertheless, there can be no assurance that the Company will ultimately recover its costs and interest thereon. If the Company is unable to recover its costs, the Company will suffer a loss that would have a material adverse effect on its financial condition.



     Proposed Butte, Nebraska Facility. In June 1987, the Company was designated to develop and operate a LLRW disposal facility ("Butte") by the Central Interstate Low-Level Radioactive Waste Compact Commission ("CIC"). In July of 1990, the Company submitted an application to the Nebraska Departments of Environmental Quality and Health ("NDEQ" and "NDOH") for the necessary license. The application has been under review and the anticipated project completion date has been postponed several times. In 1996 the NDEQ, the lead license review agency, removed anticipated task completion dates from its published management plans. The last published management plan estimated the license review would be completed, with publication of draft licensing documents and preliminary licensing decisions, in July of 1996. The director of the NDEQ has since estimated that stage of the licensing process would be reached in October of 1997. However, the state has declined to provide the Company or the CIC with a formal schedule. In August 1996, the CIC held a special meeting to gather testimony on a review schedule that would be reasonable and enforceable upon the state. That meeting resulted in a January 14, 1997 deadline for completion of the review and the publication of draft documents and preliminary decisions. The CIC schedule would have led to issuance of a license in December 1997 and a facility operations start-up in December of 1999. In November, 1996 the state filed a federal lawsuit against the CIC challenging its authority to enforce a schedule and, in the alternative, seeking a determination that the schedule is unreasonable. The Company is not a party to this lawsuit. The state has subsequently failed to meet the CIC deadline and the CIC has taken preliminary steps that could lead to a lawsuit against the state, alleging bad faith in processing the license application. Although the Company is prepared to proceed through construction and into operation under the accelerated schedule, there can be no assurance the CIC will succeed in its efforts to enforce it. In late October 1997, the Company was informed that the state had evaluated its license application and rated 123 of 152 evaluation areas acceptable. The Company is proceeding to resolve the state's regulatory concerns in regard to the remaining areas during a 90 day public comment period that began November 6, 1997. The final licensing decision will be made after two rounds of public comment and evaluation.



     Currently, the Company anticipates final license issuance in the fourth quarter of 1999, with facility operations start-up in 2001 and an estimated total cost of $154.3 million for licensing, design and construction. In addition the Company is currently estimating the cost of a smaller facility in anticipation of lesser waste volumes. However, there can be no assurance that the license review process will result in the issuance of a license by Nebraska authorities.



     Project costs through 1996 totaled $80.3 million, substantially all of which has been provided by the major low-level radioactive waste generators in the CIC states (Nebraska, Kansas, Oklahoma, Arkansas and Louisiana). Of this amount, approximately $25.0 million was expended in regard to the state license review. The Company expects to incur expenses of approximately $600,000 per month for the remainder of the pre-licensing phase. All these expenses are reimbursed monthly by the CIC from funds provided by the generators. The CIC had an option to terminate the contract when the $31.1 million in pre-licensing costs provided for in the last contract amendment were expended in October 1997, since license approval had not been obtained by then. However, instead of terminating the contract, the CIC, the Company and the major generators entered into a new amendment in October 1997 extending pre-licensing funding for an additional five months. If the license decision has not been made by that time, and neither the generators nor the Company agree to fund additional pre-licensing costs, the CIC may terminate the contract upon ten days notice. If the contract were terminated, the Company's costs of closing down the project would be funded for ninety days. However, the Company would not be able to recover its capitalized costs and interest under the contract if the contract were terminated pursuant to this provision. Such costs might be recoverable, however, from the state for wrongful failure to grant a license. In addition, if the CIC desired to acquire the Butte site after termination, it would have to purchase it by reimbursing the Company for its costs.


     Once the two year construction period commences, expenditures are expected to be approximately $50 million, excluding interest. Under the present contract with the CIC, this construction expense will be the Company's responsibility. However, The CIC may provide construction financing under the terms of its contract with the Company.


     The Company's portion of the project costs through 1996, which have been capitalized, totaled $6,092,000, and the Company anticipates no additional investment in the project other than capitalized interest costs prior to construction unless the generators refuse to fund additional costs beyond their current commitment and the Company decides to fund such costs to prevent contract termination. The Company has also capitalized $1,388,000 of interest as of September 30, 1997, which represents only a portion of the interest recoverable per the Company's contract. From 1988 to January 1, 1997 interest was earned per the contract on the Company's contribution to the project costs at a rate of 20 percent. Under the terms of the Company's revised contract with the CIC, interest computed after January 1, 1997 is calculated at prime rate plus 3 percent. This interest rate will remain in effect until all currently authorized pre-licensing funding is expended. Interest on the Company's cost has not been recorded in the Company's financial statements. The existing contract provisions would allow the Company to recover its $6,092,000 cost plus up to $15 million in interest in the rate base. However, there can be no assurance that these amounts will be approved for the rate base and these amounts will not be recoverable if the contract is terminated prior to license approval.


     In January 1993, the directors of the NDEQ issued a Notice of Intent to Deny the Company's license application based on their interpretation of an NRC regulatory requirement. The two agencies took the position that the presence of wetlands within the proposed site boundaries, even though not in the area to be used for waste disposal, precluded the issuance of a license. Subsequently, the proposed site boundaries were reconfigured to eliminate the presence of wetlands and the two agencies withdrew the Intent to Deny. In addition, the NRC subsequently clarified its regulations to allow small wetlands within a site's borders provided the U.S. Army Corps of Engineers permitted mitigation of such wetlands on or off site.

     In August 1994, the U.S. Army Corps of Engineers determined that a small wetlands less than one acre in size exists on the reconfigured site. The disposal of waste will not take place in the area determined to be a wetland by the Corps. The State of Nebraska has taken no action against the Company's license application as the result of the Corps' wetland determination. However, the Company believes that resolution of the issue is prudent in order to avoid any potential future adverse action by the state. Although the Company disagreed with the Corps' wetland determination, the Company decided it was more expeditious, efficient and publicly acceptable to obtain permits to fill the disputed area and create a new wetland area off-site. The necessary permits, which are valid through January of 1998, were obtained in August 1996. Resolution of the issue, however, has been delayed by a state regulatory interpretation that filling the disputed area would amount to a prohibited prelicense initiation of project construction. The Company attempted to resolve the issue through negotiations with the state, but negotiations did not result in an agreement. The Company, as authorized by the CIC, commenced a lawsuit in 1997, to resolve the issue.

     Competition. The Company operates the only commercial low-level waste disposal site operating within the regional compact system in the United States. The Company's Richland, Washington facility operates as the exclusive LLRW disposal site for the Northwest and Rocky Mountain Compacts. The other United States LLRW disposal facility near Barnwell, South Carolina is operated by Chem-Nuclear, a subsidiary of WMX Technologies, Inc., and is no longer a part of the Southeast Compact.

     A disposal facility located near Clive, Utah is licensed by the State of Utah to accept NARM and certain other types of LLRW. This facility has not been designated as a regional facility under the Low-Level Act. The Utah facility accepts principally low-level radioactive contaminated soil from clean-up sites.

  LLRW Processing and Recycling Services at the Recycle Center

     The commercial processing and volume reduction segment of the LLRW services market includes both fixed-based facilities and service capabilities performed at the radioactive waste generator sites. The Company's processing and volume reduction services are conducted under the auspices of its Recycle Center in Oak Ridge, Tennessee.

     The Company acquired the Recycle Center from Quadrex Corp. in September 1994. Certain packaged but undisposed of waste existed at the Oak Ridge facility when it was purchased. The State of Tennessee Department of Environment and Conservation Division of Radiological Health wrote to the Company in April of 1996 agreeing to the Company's proposed schedule for the removal of this waste before December 31, 1997. The cost of disposal has been estimated at $6.2 million. Due to cash flow and liquidity issues, the Company has not yet been able to comply with the agreed schedule and is engaging in discussions with the State regarding an extension of time.

     The Recycle Center is equipped to process and recycle materials which are contaminated with low levels of radioactivity. The Recycle Center provides services primarily to nuclear power facilities, industrial radioactive waste generators and the federal government. Historically, the Recycle Center's customers have included a substantial number of public utilities. The Recycle Center's principal services include the following:

  Nuclear Material Management Center

     LLRW Brokerage, Packaging and Transportation Services. The Company packages and transports small quantities of LLRW from laboratories, hospitals, universities and other commercial facilities to disposal facilities. The Company may contract with low-level waste generators to pick up waste which is shipped to commercial LLRW sites. The waste is either shipped by the Company in its own vehicles or is shipped by common carriers under subcontract. The Company supplies many of these customers with equipment and material for the packaging, labeling and transportation of the LLRW material. The packaging and transportation market is highly competitive, and the Company does not have a significant presence in the market.

     Metal Waste Decontamination. Radioactive contaminated metals exist primarily in the form of large components such as pumps, valves, fuel racks, and larger items such as condensers, heat exchangers, and other large components. The Recycle Center can decontaminate these metals through an abrasive process or chemical processing.

     Dry Active Waste ("DAW") Processing. DAW processing services include volume reduction and free release programs. This waste is primarily in the form of wood, clothing, and paper products. The Recycle Center uses its supercompactor to reduce the volume of this waste before it is shipped for disposal. The Recycle Center facility differentiates itself in this service by baling waste prior to supercompaction. The combination of baling, binding and super-compacting accomplishes superior volume reduction. The Recycle Center also sorts and segregates waste prior to supercompaction.

     Green is Clean Program. In 1989, the Recycle Center initiated its free release, or Green is Clean, program. Under this program, generators place potentially contaminated waste in yellow bags and potentially clean material in green bags. The bags are then shipped to the Recycle Center for scanning. Waste certified as uncontaminated is disposed of in an industrial waste landfill. Material that cannot be certified as clean is packaged for disposal at a radioactive waste burial facility. This packaging includes super-compaction to facilitate significant volume reduction.

     Remedial Services. The Field Services Division of the Recycle Center offers a full range of turnkey services including site characterization, verification, on-site volume reduction, license termination, decontamination and decommissioning. The Recycle Center's staff has been involved in conducting radiological decontamination projects for over 20 years. This highly experienced staff has implemented multiple projects on time and within budget.

  Nuclear Equipment Service Center (NESC)

     The Nuclear Equipment Service Center ("NESC") provides refurbishment and repair services for high value nuclear power plant electric motors and other high value equipment. These services include decontamination, disassembly, modifications, reassembly and testing to meet stringent client requirements for safety and reliability. Additionally, the Company frequently provides field services to nuclear power plants for removal, inspection, maintenance and reinstallation of high value equipment.

     Motors, valves, pumps and other components of nuclear power plants in the United States require periodic maintenance which requires them to be decontaminated before they can be refurbished. The Company can remove contaminated winding insulation, decontaminate the motor stator and rotor, then rebuild and test the motor with minimal outside service providers. The Company believes that the NESC is the only major facility in the United States providing a combination of all of these services.

     Scaffolding and Lead Management Services. During maintenance periods, nuclear utilities require the use of scaffolding and lead blankets. The Recycle Center maintains an inventory of approximately two million pounds of scaffolding and 350,000 pounds of lead blankets. The scaffolding and lead blankets are decontaminated, surveyed, refurbished, painted, and then rented to the customer.

     Competition. The Company's competitors in the commercial LLRW processing and recycling market include Scientific Ecology Group (recently purchased by GTS Duratech), Chem-Nuclear Systems, Inc., Allied Technology Group, Inc., Frank Hake and Associates, Inc., Alaron, Inc., and Manufacturing Sciences Company.

CLOSED FACILITIES

     Except for the Winona facility, which the Company is in the process of environmentally closing as described in "THE COMPANY -- HAZARDOUS WASTE SERVICES -- Stabilization and Disposal Services -- Winona, Texas Facility," the Company's closed hazardous waste and LLRW disposal facilities are described below.

     Sheffield, Illinois Facility. The Company previously operated two hazardous waste disposal sites at Sheffield, Illinois. The sites are located on property owned by the Company on 45 acres adjacent to a closed state-owned LLRW site also previously operated by the Company. One hazardous waste site was opened in

1974 and ceased accepting hazardous waste in 1983. A second closed hazardous waste disposal site occupied less than five acres, and accepted hazardous waste pursuant to Illinois authorization from 1968 through 1974. The two sites were operated and are maintained under federal and state environmental regulations.

     The Company also maintains a 20-acre LLRW disposal facility three miles southwest of Sheffield, Illinois located on land owned by the State of Illinois. The Company has closed the facility, which last received low-level waste in 1978, and is maintaining the site pursuant to a 1988 Agreed Order settling long-standing litigation with the State of Illinois.

     In 1984, the Company submitted for approval a closure and post-closure plan for the hazardous waste disposal sites to the Illinois EPA and to the U.S. EPA. The regulatory agencies have approved the Company's detailed program for implementation and operation of comprehensive corrective action, but have not approved the Company's closure and post-closure plan. The Company believes that its closure and post-closure plan fully satisfies the health and safety needs of the public and all regulatory requirements. The Company amended its closure plan in 1996 to reflect up-to-date activities at the site. Review of the plan by the Illinois EPA and the U.S. EPA is currently in progress.

     In 1982, hazardous waste was detected in site-monitoring wells at one of the two Sheffield facilities and, as a result, the Illinois EPA requested that the Company conduct an investigation of the site. The Company completed, pursuant to a 1985 Consent Order, a Remedial Investigation and Feasibility Study of the Sheffield facility. Pursuant to that order, a final Corrective Measures Implementation Plan was issued by the U.S. EPA in October 1990 and the Company is in the process of implementing this plan. The Company completed its source isolation programs in 1994. The Company is currently renegotiating the terms of the Corrective Measures Implementation Plan for groundwater monitoring and extraction programs. A pilot air sparging system has been approved by the U.S. EPA.

     RCRA regulations also require the Company to carry environmental impairment insurance against sudden and accidental occurrences, as well as against non-sudden occurrences such as subsurface migration. See "THE COMPANY -- INSURANCE". These coverages are not available for the Sheffield, Illinois site due to its 1984 inclusion on the RCRA National Priorities List. Even though the site was removed from the list as a result of the consent agreement between the Company and U.S. EPA, and the site has not received waste for 20 years, the site does not qualify for environmental impairment insurance. The State of Illinois has sued the Company for failure to provide a financial assurance bond of $1.9 million in regard to the Sheffield facility which the State claims is required due to the decrease in the Company's net worth. See "RECENT -- DEVELOPMENTS -- SHEFFIELD LITIGATION."

     Maxey Flats, Kentucky Facility. Between 1963 and 1978, the Company operated the Maxey Flats, Kentucky LLRW site, a facility that was owned, licensed and maintained by the Commonwealth of Kentucky (the "Commonwealth"). In 1978, the Commonwealth entered into an agreement with the Company to permanently close the facility and the Commonwealth agreed, in part, to assume any and all liabilities related to the facility and to exercise responsibility for perpetual care and maintenance of the facility. The Commonwealth later filed a lawsuit against the Company seeking to have that agreement declared invalid. The Company then filed an action against the Commonwealth seeking cost recovery and contribution and to enforce its rights under the agreement. After several federal court decisions in favor of the Company on the issues, in July 1994, the Commonwealth and the Company settled all pending litigation regarding the Maxey flats facility. The Company and the Commonwealth also agreed to cooperate in the resolution of any third party indemnification claims against the Company from potentially responsible parties involved with the facility. The Company estimates that the maximum amount of the Company's share of these third party claims is less than $400,000, and the Company has recognized this liability in its 1996 financial statements.

     LLRW Portion of Beatty, Nevada Facility. In December 1992, the Governor of Nevada, citing the federal Low-Level Act as authority, issued an executive order for the Company's Beatty, Nevada LLRW disposal site to cease accepting LLRW for disposal. In January 1993, the Company filed a lawsuit challenging that order. In September 1993, the Company and the State of Nevada executed a settlement agreement disposing of all pending litigation between the parties. The settlement resulted in the dismissal of three lawsuits. Two of the lawsuits had been filed by the Company challenging the authority of the Nevada

Environmental Commission to establish two new fees on disposal of waste at the Beatty facility. The other suit dismissed was filed by Nevada seeking to obtain a declaration from the court that it had the right to terminate the lease agreement with the Company for the Beatty facility. The Company also dismissed its claims against Nevada for damages associated with the Governor's executive order closing the LLRW facility. Pursuant to the settlement agreement, the parties also agreed that until December 31, 1996, regulatory, statutory and lease fees for hazardous waste disposal would not exceed $40.20 per ton in the aggregate, though subject to decrease in certain events. The settlement agreement also provides for the permanent closure of the Company's LLRW disposal facility at Beatty, Nevada, which occurred in the third quarter of 1997. The State of Nevada agreed to accelerate the licensing process of the unused disposal acreage from the LLRW site for use in the Company's hazardous waste disposal operations at Beatty. The EPA has published a proposed permit for the unused land and the Health Division has formally released it for other use. Release of this land will roughly double the site's hazardous waste capacity. As a result of the above order and settlement agreement, the Beatty facility accepted no LLRW for disposal after January 1, 1993.

     The State of Nevada maintains a perpetual care and maintenance trust fund for the Beatty, Nevada LLRW and hazardous waste facilities which is funded by the Company. Recently, analysis results by USGS indicating small amounts of tritium and carbon-14 at this facility have been cited by opponents of Ward Valley as evidence that the Ward Valley site is not suitable. The USGS in their recent review of the Beatty data determined that "extrapolation of results from Beatty to Ward Valley are too tenuous to have much scientific value". These trace amounts are the result of operations or practices that occurred in the early 1970's. This issue was thoroughly reviewed by the State of Nevada and the NRC in 1976. Actions were implemented by the Company to correct and upgrade disposal practices. Both California DHS and the U.S. Geological Survey ("USGS") have stated that past disposal practices, not site characteristics, contributed to the results at Beatty. Furthermore, the results are not indicative of likely Ward Valley performance.

     The USGS data is noteworthy from a research perspective, but has no health and safety or regulatory significance. USGS has stated, however, that the agency will propose and perform additional studies near Beatty. See "THE COMPANY -- HAZARDOUS WASTE SERVICES -- Stabilization and Disposal Services -- Beatty, Nevada Facility".

REGULATION

     The environmental services industry is subject to extensive regulation by federal, state and local authorities. In particular, the regulatory process requires the Company to obtain and retain numerous governmental permits or other authorizations to conduct various aspects of its operations, any of which may be subject to revocation, modification or denial. Adverse decisions by governmental authorities on permit applications submitted by the Company may result in premature closure of facilities or restriction of operations, which could have a material adverse effect on the Company's results of operation.

     Because of the heightened public awareness of environmental issues, companies in the environmental service business, including the Company, may in the normal course of their business be expected periodically to become subject to judicial and administrative proceedings. The Company may also be subject to actions brought by private parties or special interest groups in connection with the permitting or licensing of its operations, alleging violations of such permits, licenses or environmental laws and regulations.

     The Company's business is heavily dependent upon environmental laws and regulations which effectively require wastes to be managed in facilities of the type owned and operated by the Company. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations, but is not always able to do so. Federal, state and local governments have from time to time proposed or adopted other types of laws or regulations which significantly affect the environmental services industry. These have included laws and regulations to ban or restrict the interstate shipment of hazardous wastes, impose higher taxes on out-of-state hazardous waste shipments than in-state shipments and to reclassify certain categories of hazardous wastes as nonhazardous. In particular, the federal government currently is considering several fundamental changes to laws and regulations that define which wastes are hazardous, that establish treatment standards for certain wastes that could lead to their reclassification as no-hazardous, and that revise the nature and extent of responsible parties' obligations to remediate contaminated property. While the outcome of these deliberations cannot be predicted, it is possible that some of the changes under consideration could facilitate exemptions from hazardous waste requirements for significant volumes of waste and alter the types of treatment and disposal that will be required. If such changes are implemented, the overall impact on the Company's business is likely to be unfavorable. The Company cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect its operations.

     Hazardous Waste Regulations. The Company is required to obtain federal, state, local and foreign governmental permits for its hazardous waste treatment, storage and disposal facilities. Such permits are difficult to obtain, and in most instances extensive geological studies, tests and public hearings are required before permits may be issued. In particular, the Company's operations are subject to RCRA (as discussed below), the Safe Drinking Water Act (which regulates deep well injection), TSCA (pursuant to which the EPA has promulgated regulations concerning the disposal of PCBs), the Clean Water Act (which regulates the discharge of pollutants into surface waters and sewers by municipal, industrial and other sources) and the Clean Air Act (which regulates emissions into the air of certain potentially harmful substances). In its transportation operations, the Company is subject to the jurisdiction of the Interstate Commerce Commission and is regulated by the DOT and by state regulatory agencies. Employee safety and health standards under the Occupational Safety and Health Act ("OSHA") are also applicable to the Company's operations.

     RCRA. Pursuant to RCRA, the EPA has established and administers a comprehensive, "cradle-to-grave" system for the management of a wide range of solid and "hazardous" wastes. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA may be authorized by the EPA to administer their programs in lieu of the EPA.

     Under RCRA and federal transportation laws, all generators of hazardous wastes are required to label shipments in accordance with detailed regulations and prepare a detailed manifest identifying the material and stating its destination before shipment off site. A transporter must deliver the hazardous wastes in accordance with the manifest and generally only to a treatment, storage or disposal facility having a RCRA permit or interim status under RCRA. Every facility that treats or disposes of hazardous wastes must obtain a RCRA permit from the EPA or an authorized state and must comply with certain operating standards. The RCRA permitting process involves applying for interim status and also for a final permit. The Company believes that each of its facilities is in substantial compliance with the applicable requirements promulgated pursuant to RCRA.

     It is possible that the EPA may consider a number of fundamental changes to its regulations under RCRA that could facilitate exemptions from hazardous waste management requirements, including policies and regulations that could implement the following changes: redefine the criteria for determining whether wastes are hazardous; prescribe treatment levels which, if achieved, could render wastes non-hazardous; encourage further recycling and waste minimization; reduce treatment requirements for certain wastes to encourage alternatives to incineration; establish new operating standards for combustion technologies; and indirectly encourage on-site remediation. Because many of these initiatives are in various stages of development and implementation, the Company cannot predict the final outcome of EPA decisions or the extent of their impact on the Company's business.

     Superfund. Superfund provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the federal government either to clean up facilities at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Moreover, Superfund grants a right of recovery to private parties who incur costs in response to the release or threatened release of hazardous substances. Superfund has been interpreted as creating strict, joint and several liability for costs of removal and remediation, other necessary response costs and damages for injury to natural resources. Liability extends to owners and operators of waste disposal facilities (and waste transportation vehicles) from which a release occurs, persons who owned or operated such facilities at the time the hazardous substances were disposed, persons who arranged for disposal or treatment of a hazardous substance at or transportation of a hazardous substance to such a facility, and waste transporters who selected such facilities for treatment or disposal of hazardous substances.

     It is possible that the U.S. Congress could revise the Superfund statute in the future. In addition to possible changes in the statute's funding mechanisms and provisions for allocating cleanup responsibility, it is possible that Congress could fundamentally alter the statute's provisions governing the selection of appropriate site cleanup remedies, conclude not to continue Superfund's current reliance on stringent technology standards issued under other statutes to govern removal and treatment of remediation wastes or could adopt new approaches such as national or site-specific risk based standards. These and other potential policy changes could significantly affect the stringency and extent of site remediation, the types of remediation techniques that will be employed, and the degree to which permitted hazardous waste management facilities will be used for remediation wastes.

     LLRW Regulations. The LLRW services of the Company are also subject to extensive governmental regulation. Various phases of the Company's LLRW services are regulated by various state agencies, the NRC and the DOT. Regulations applicable to the Company's operations include those dealing with packaging, handling, labeling and routing of radioactive materials, and prescribe detailed safety and equipment standards and requirements for training, quality control and insurance, among other matters. Employee safety and health standards under OSHA are also applicable to the Company's operations.

     Financial Assurance and Site Maintenance. The Company operates its hazardous waste disposal sites under RCRA permits. The LLRW sites are operated under licenses from state and, in some cases, federal agencies. When one of these facilities reach capacity, or on lease or license termination dates, the facility must be closed and maintained for a period of time prescribed by law or by license. In the case of the RCRA-permitted hazardous sites, federal regulation requires that operators demonstrate the financial capability to close sites on an immediate, unscheduled (worst-case) basis. The estimated costs of such a closure are set forth in the operator's RCRA closure and post-closure plan.

     Financial assurance requirements for closure/post-closure plans may generally be satisfied by various means, including insurance, letters of credit, surety bonds, trust funds, a financial net worth test and/or a corporate guarantee. The Company is currently satisfying such requirements through a combination of certain of the various allowable methods. Cash and investment securities totaling $16.4 million and $13.8 million at December 31, 1996 and 1995, respectively, have been pledged as collateral for the Company's closure and post-closure obligations, performance of a Remedial Investigation and Feasibility Study and performance of corrective action at the closed Sheffield, Illinois facility, compliance with the TNRCC requirements related to the Company's non-commercial use deepwell at its Robstown, Texas facility, closure costs for the Beatty, Nevada LLRW site, closure costs for the Recycle Center, closure costs for the Winona, Texas facility, test borings at the proposed LLRW sites in Nebraska and California, settlement with generators of waste at the Richland, Washington LLRW facility and other general performance bonds.

INSURANCE

     The nature of the Company's business exposes it to risk of accidental release of harmful substances into the environment resulting in contamination, the remediation cost of which could be substantial. The Company currently has liability insurance coverage for non-nuclear related occurrences under environmental impairment liability, primary casualty and excess liability policies. Pursuant to RCRA, the Company is required to maintain environmental impairment liability insurance coverage with specified minimum limits for sudden and non-sudden accidental occurrences. The Company is in compliance with required limits and coverage with the exception of the Sheffield, Illinois site where such insurance is unavailable. See "THE COMPANY -- CLOSED FACILITIES". The Company covers radioactive risk through nuclear liability insurance policies written to cover the operations of its facilities, suppliers and transporters. Generally excluded from coverage under all policies are losses resulting from fines and penalties imposed by governmental authorities and intentional, fraudulent or criminal acts.

     In 1987, the Company organized and funded ALEX as a wholly-owned subsidiary to reinsure financial assurance insurance for the Company's closure and post-closure responsibilities at certain of its sites, and to provide a source of insurance for the Company in the event that traditional third party insurance becomes unavailable. ALEX is currently reinsuring financial assurance for closure and post-closure of the Company's facilities, and underwriting a performance bond for one of the Company's subsidiaries. Traditional third party insurance is utilized for other lines of coverage. ALEX has funded cash reserves representing the approximate present value of the closure or post-closure obligation being insured. As of June 30, 1997, the ALEX investment portfolio was approximately $8.6 million.

     During the first six months of 1997, the Company borrowed $300,000 from ALEX. The State of Vermont, which regulates ALEX as a captive insurance company, objected to the loan as being a violation of regulatory provisions. In August 1997, the Company repaid $180,000 of the loan.

CUSTOMERS

     Revenues resulting from the cost reimbursement contract with the CIC were approximately $5,711,000 in 1996, or 11% of the Company's consolidated revenues. No other single customer accounted for 10% of the Company's consolidated revenues for 1996.

PERSONNEL

     The Company had a total of 306 employees as of June 30, 1997. The number of total Company employees has been essentially stable since March, 1997. The Company has collective bargaining agreements which cover 10 employees at its Richland, Washington facility, 2 employees at its Winona, Texas facility, and 58 employees at its Oak Ridge, Tennessee facility. The Company believes that its relationship with its employees is good.

     In November 1996, the Company changed to a new 401(k) and Retirement Plan Administrator. After soliciting bids from various providers, the Company selected Manulife as the new primary trustee and Pihl, Gutierrez, Garretson & Roberts ("PGG&R") as the new plan administrators. Manulife allows the Company's 401(k) and Retirement Plan participants greater benefit flexibility. PGG&R is dedicated to providing Company employees with excellent service in processing timely statements, distributions, and loans.

     Employee benefits have also been enhanced as of January 1997. The Company selected Idaho Employers Council to administer the medical/dental plan. Scriptcard was chosen as the new pharmaceutical provider. Also, the Company chose Benefit America to administer a new "cafeteria" flexible benefit program that allows employees to set aside medical and dependent care funds on a pre-tax basis. The Company allowed Colonial Life and Accident Insurance to provide several supplemental programs such as cancer, intensive care and hospitalization coverage. The Company chose Northwestern Life (Reliastar) to offer supplemental spouse/dependent life insurance and continue with their existing services. The Company selected Business Psychology Associates to provide an employee assistance program that allows employees and his/her family enrolled in the medical/dental plan, to attend three counseling sessions per incident at no cost to the employee.

PROPERTIES

     The Company believes that its property and equipment are well-maintained, in good operating condition and adequate for the Company's present needs. The Company's headquarters are located in Boise, Idaho in leased office space. The Company also leases sales and administrative offices in Washington, California, Nebraska, Illinois, Nevada, Texas, and Kentucky.

     The following table sets forth certain information regarding the principal operating, treatment, processing or disposal facilities owned or leased by the Company.

LOCATION                      FUNCTION                                       ACREAGE      OWN/LEASE
--------                      --------                                       -------      ---------
Beatty, Nevada..............
                              Hazardous Waste Disposal Facility           80 acres        Lease
Houston, Texas..............
                              Westheimer Office vacated March 1996        33,800 sq. ft.  Lease
Houston, Texas..............
                              Katy Freeway Office Vacated May 1997        11,000 sq. ft.  Lease
Oak Ridge, Tennessee........
                              LLRW Processing Facility                    16 acres        Own
Pasadena, Texas.............
                              Transportation Facility                     3 acres         Own
Richland, Washington........
                              LLRW Disposal Facility                      100 acres       Lease
Robstown, Texas.............
                              Transportation Facility                     1 acre          Own
Robstown, Texas.............
                              Hazardous and Class 1 Non-Hazardous Waste
                              Disposal Facility                           400 acres        Own
Winona, Texas...............
                              Closed facility March 17, 1997              620 acres       Own

                              RECENT DEVELOPMENTS

SETTLEMENT OF ALLY CAPITAL LITIGATION


     As a result of litigation with Ally Capital Corporation, the Company renegotiated in July 1997 a capital equipment lease at the Recycle Center extending the term, reducing the end of lease residual payment and reducing monthly payments. The present value of the total lease payments over the next four years in regard to the renegotiated lease are approximately $618,000, which is approximately $160,000 greater than the unamortized present value of the remaining lease payments prior to the settlement. This $160,000 increased cost was expensed in the third quarter of 1997 since the Company determined that the amendment did not result in an increase in the value of the equipment leased. Since the Company also determined that the amendment did not extend the useful life of the assets leased, the balance will be depreciated over the remaining life of the leased asset consistent with the Company's normal depreciation policy for owned assets.


SHEFFIELD LITIGATION

     On November 3, 1997, the State of Illinois sued the Company and U.S. Ecology in the Circuit Court of Bureau County, Illinois for failing to provide $2.0 million in letters of credit as a financial assurance bond in regard to the Company's closed Sheffield, Illinois LLRW facility and to prevent the Company from transferring the site to the state as scheduled in May 1998. See "THE COMPANY -- CLOSED FACILITIES -- Sheffield Illinois Facility". In 1988 the Company settled long standing litigation with the State of Illinois regarding this facility. In accordance with the settlement agreement, the Company has maintained the facility and paid to Illinois nearly $2.5 million to be used for long term care of the facility after title is transferred to the state in May 1998. The settlement agreement also obligates the Company to provide a letter of credit in a decreasing amount, which is presently $123,000, to secure certain closure if the Company fails to meet certain financial tests relating to working capital, debt-equity ratio and net worth. The state claims that the Company has failed to meet some or all of these tests and that this letter of credit thus is required. The state has also claimed that a second letter of credit in the amount of $1.9 million is also required because the financial covenants have not been met and that the provision of both letters of credit is a precondition to the state's acceptance of the site.

     The Company has argued that it should not be required to provide the decreasing letter of credit since any failure to meet the financial covenants which may exist is likely to be temporary and the site is scheduled to be transferred to the state in May 1998 in any event. The Company offered to extend the Company's maintenance period for a limited time in lieu of providing this letter of credit, but this offer was rejected. The Company has asserted that the $1.9 million letter of credit is only required when both (i) one or more of the environmental triggering events listed in the settlement agreement have occurred and (ii) the financial tests are not met. The state does not allege that any of these environmental triggering events has occurred, and the Company believes that the likelihood of such an event ever occurring is remote. Although the state has taken a contrary position, the Company believes that the settlement agreement clearly excludes the posting of the letters of credit as a condition of transfer of the facility and that the Company has performed all the conditions required for transfer. The Company expects to defend the lawsuit on the basis of these arguments.

ADDITIONAL INCENTIVE COMPENSATION

     On August 12, 1997, pursuant to a recommendation of the Compensation Committee, the Company's Board of Directors approved additional compensation for Jack K. Lemley, the Company's President and Chief Executive Officer in the form of: (i) the immediate issuance of 25,000 shares of the Company's Common Stock as compensation for past services, (ii) the grant of immediately vested and exercisable options under the Company's 1992 Stock Option Plan to purchase 150,000 shares of the Company's Common Stock at $1.81 per share, the fair market value of the Company's Common Stock on the date of grant, and (iii) the grant within 10 business days following the Expiration Date of the Rights Offering of vested options under the Company's 1992 Stock Option Plan to purchase shares of the Company's Common Stock constituting (with the shares issued pursuant to (i) and the options issued pursuant to (ii)) 5% of the Company's outstanding Common Stock after the Rights Offering at a purchase price equal to the fair market value of a share of Common Stock on the date of grant. Mr. Lemley exercised options referred to in (ii) to purchase 50,000 shares of Common Stock prior to the Record Date.

     On September 4, 1997, pursuant to a recommendation of the Compensation Committee, the Company's Board of Directors approved the grant to Robert S. Thorn, the Company's Vice President and chief accounting officer, and Joseph J. Nagel, a Company Vice President, of immediately vested and exercisable options under the Company's 1992 Stock Option Plan to each purchase 10,000 shares of the Company's Common Stock for $2.00 per share, the fair market value of the Company's Common Stock on the date of grant. Mr. Thorn exercised options to purchase 2,500 shares of Common Stock prior to the Record Date. Mr. Nagel did not exercise any options prior to the Record Date.

OTHER OPTION EXERCISES PRIOR TO RECORD DATE

     In addition to Mr. Lemley and Mr. Thorn, the following directors of the Company exercised options and purchased Common Stock entitling them to participate in the Rights Offering subsequent to June 30, 1997, and prior to the Record Date:

             INDIVIDUAL                          SHARES PURCHASED
             ----------                          ----------------
Rotchford L. Barker                                   20,000
Patricia M. Eckert                                     5,000
Paul F. Schutt                                        20,000

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company and has been derived from, and should be read in conjunction with, the audited financial statements of the Company, including the notes thereto, as of and for the fiscal years ended December 31, 1996, 1995, 1994, 1993, and 1992 and the unaudited interim consolidated financial statements of the Company, including notes thereto, for the nine months ended September 30, 1997 and 1996.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              FOR THE NINE
                                              MONTHS ENDED
                                              SEPTEMBER 30,            FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                             ----       ----       ----       ----       ----       ----       ----
Revenues.................................  $ 31,333   $ 39,503   $ 49,972   $ 67,895   $ 71,891   $ 60,312   $ 70,940
% Increase (decrease) in revenues from
  prior year.............................     (20.7)%    (30.5)%    (26.4)%     (5.6)%     19.2%     (15.0)%     27.1%
Net income (loss)(1).....................  $    670   $ (3,350)  $(11,407)  $(48,903)  $  3,850   $  4,744   $ 12,556
Net income (loss) per share..............  $    .01   $   (.32)  $  (1.50)  $  (6.26)  $    .49   $    .60   $   1.51
Shares used to compute income (loss) per
  share (000's)..........................  $  8,095      7,857      7,896      7,822      7,851      8.097      8,568
Working capital (deficit)................  $(13,979)  $(20,314)  $(16,693)  $(16,115)  $  1,563   $  4,771   $ 14,078
        Total assets.....................  $ 97,165   $105,668   $ 99,027   $114,125   $155,439   $108,122   $104,166
Long-term debt, net of current portion...  $ 38,391   $ 28,600   $ 36,202   $ 28,357   $ 33,493   $     --   $     --
Shareholders' equity.....................  $ 14,810   $ 20,638   $ 13,604   $ 22,024   $ 67,045   $ 63,564   $ 54,730
Long-term debt to total capitalization as
  a percentage...........................      72.2%      58.1%      72.7%      56.3%      33.3%        --%       --%
Current ratio (current assets divided by
  current liabilities)...................     0.4:1      0.4:1      0.4:1      0.6:1      1.0:1      1.2:1      1.7:1
Return on average equity.................       1.0%     (10.6)%    (64.0)%   (109.8)%      5.9%       8.0%      26.4%
Dividends declared per common share......  $     --   $     --   $     --   $   .025   $    .10   $     --   $     --
Capital spending, including capital
  expenditures and site development costs
  (2)....................................  $  2,897   $  2,431   $  5,659   $  8,445   $  8,035   $ 12,558   $  9,582
Depletion, depreciation and amortization
  expense................................  $  2,768   $  3,752   $  5,383   $  7,319   $  6.279   $  4,356   $  4,173

-------------------------
(1) 1996 expenses include $7,451 in impairment losses on long-lived assets for the Winona facility and 1995 includes $33,048 in impairment losses on long-lived assets for the Recycle Center, WPI Waste Processors and the Winona facility. See Note 4 to the Financial Statements.

(2) Excludes capitalized interest.

                         DESCRIPTION OF RIGHTS OFFERING

ISSUE OF RIGHTS


     The Company is issuing to holders of its Common Stock non-transferable Rights to subscribe for up to 8,379,813 additional shares of Common Stock. Each holder of Common Stock is entitled to receive one Right for each share of Common Stock held of record at 5:00 p.m., eastern time, on the Record Date. All such holders are entitled to purchase, at the Subscription Price, one share of Common Stock for each Right held. In the event all holders of Common Stock (8,379,813 shares outstanding as of the Record Date) were to exercise all of the Rights, the Company would issue 8,379,813 additional shares of Common Stock for an aggregate consideration of $8,379,813. No Rights are currently outstanding. The Company will bear all of the costs and expenses of issuing the Rights and Common Stock offered hereby.


     The Company has filed a Registration Statement, of which this Prospectus is a part, with the Commission with respect to the Rights and the Common Stock issuable upon exercise of the Rights.

SUBSCRIPTION CERTIFICATES

     The Rights are represented by non-transferable Subscription Certificates, evidencing the total number of Rights to which the holder is entitled. A Subscription Certificate representing Rights to acquire shares of Common Stock will be sent to each record holder of Common Stock on the Record Date.

     Possession of a Subscription Certificate does not constitute the holder thereof to be a holder of the Common Stock to which such Subscription Certificate relates unless and until such holder subscribes for and is issued such Common Stock.

EXPIRATION DATE

     The Rights represented by the Subscription Certificates will expire on the Expiration Date at 5:00 p.m., eastern time. RIGHTS NOT EXERCISED BY THE EXPIRATION DATE WILL LAPSE AND BE VOID AND WITHOUT VALUE.

SUBSCRIPTION AGENT

     The Subscription Agent for this offering is ChaseMellon Shareholder Services, L.L.C.

INFORMATION AGENT

     Investors who desire additional copies of this Prospectus or additional information should contact Mr. Scott Peyron at (208) 388-3800. Scott Peyron and Associates is acting as information agent pursuant to its existing monthly retainer arrangement for public relations and shareholder relations work.

SUBSCRIPTION FOR COMMON STOCK

     Rights may be exercised in whole or in part by a record holder of Common Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription Certificate, together with payment in full for the Common Stock subscribed for, to the Subscription Agent at the address set forth in the Subscription Certificate. EXCEPT AS PROVIDED BELOW, A RIGHT WILL NOT BE DEEMED EXERCISED UNLESS THE SUBSCRIPTION AGENT RECEIVES BOTH PAYMENT OF THE SUBSCRIPTION PRICE AND A DULY EXECUTED SUBSCRIPTION CERTIFICATE BY 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE.

     Any exercise of Rights pursuant to this offering will be irrevocable and will not be subject to withdrawal.

     If the recipient of a Subscription Certificate wishes to exercise the Rights represented thereby, but time will not permit the holder to deliver the Subscription Certificate to the Subscription Agent prior to the Expiration Date, the Rights may nevertheless be exercised if all the following conditions are met:

          1. The holder has caused payment in full of the Subscription Price for the shares of Common Stock being subscribed for pursuant to the Rights to be made (in the form prescribed below under "PAYMENT OF SUBSCRIPTION PRICE") to the Subscription Agent prior to the Expiration Date.

          2. The Subscription Agent receives, prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form delivered with the Subscription Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the National Association of Securities Dealers, Inc. (each an "Eligible Institution"), stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising stockholder, the number of Rights represented by the Subscription Certificate held by such exercising stockholder, the number of shares of Common Stock being subscribed for pursuant to the Rights and guaranteeing the delivery to the Subscription Agent of the Subscription Certificate evidencing such Rights within three Nasdaq trading days following the date of the Notice of Guaranteed Delivery.

          3. The properly completed Subscription Certificate evidencing the Rights being exercised is received by the Subscription Agent within three Nasdaq trading days following the date of the Notice of Guaranteed Delivery relating thereto.

     The Notice of Guaranteed Delivery must be delivered to the Subscription Agent at the address set forth in the Subscription Certificate or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no.
(201) 329-8936). Additional copies of the Notice of Guaranteed Delivery are available upon request from the Subscription Agent.

RIGHTS OF BENEFICIAL OWNERS OF COMMON STOCK

     Record holders of Common Stock, such as brokers, trustees or securities depositaries, who hold shares of Common Stock for the accounts of others should notify such beneficial owners of this offering as soon as possible and obtain instructions with respect to the Rights to which such beneficial owners are entitled. If such a beneficial owner of Rights so instructs, the record holder should complete the Subscription Certificate, including the amount of Common Stock each beneficial owner elects to purchase, and submit it to the Subscription Agent with the proper payment, in accordance with the terms of this offering. In addition, beneficial owners of Common Stock held through record holders should contact such record holders and request that they effect transactions in accordance with such beneficial owner's instructions.

     Record holders who exercise the Rights on behalf of beneficial owners of Common Stock will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Rights, as to (i) the number of shares of Common Stock owned by each such beneficial owner and (ii) the number of shares of Common Stock to which such beneficial owner subscribed pursuant to that person's exercise of the Rights.

     THE METHOD OF DELIVERY TO THE SUBSCRIPTION AGENT OF A SUBSCRIPTION CERTIFICATE AND PAYMENT OF THE SUBSCRIPTION PRICE IS AT THE ELECTION AND RISK OF EACH STOCKHOLDER. SUBSCRIPTION CERTIFICATES, TOGETHER WITH PAYMENT OF THE SUBSCRIPTION PRICE, SHOULD BE SENT WITH SUFFICIENT TIME TO ALLOW FOR DELIVERY PRIOR TO THE EXPIRATION DATE. IF DELIVERY IS MADE BY REGULAR MAIL SERVICE, THE USE OF REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     COMPLETED SUBSCRIPTION CERTIFICATES AND PAYMENTS SHOULD BE MAILED OR DELIVERED TO THE SUBSCRIPTION AGENT AND NOT TO THE COMPANY. QUESTIONS SHOULD BE DIRECTED TO THE INFORMATION AGENT.

PAYMENT OF SUBSCRIPTION PRICE

     The total Subscription Price for the Common Stock subscribed for must be paid to the Subscription Agent in U.S. funds by certified check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of the Subscription Agent. All funds received in payment of the Subscription Price under the Rights Offering will be promptly remitted by the Subscription Agent to the Company. In lieu of making payment in cash, holders of Series E Preferred Stock may exchange one share of Series E Preferred Stock for each 10 shares of Common Stock such holder is entitled to purchase in the Rights Offering by delivery to the Subscription Agent of the requisite number of shares of Series E Preferred Stock either endorsed in blank for transfer or together with an assignment separate from certificate executed in blank by the registered holder thereof.

DELIVERY OF STOCK CERTIFICATES

     Certificates for shares of Common Stock duly subscribed and paid for will be mailed to the subscriber by the Subscription Agent as soon as practicable (which is anticipated to be the fifth business day after the Expiration Date) at the subscriber's registered address on the books of the Company.

SIGNATURES

     Whenever any of the forms on a Subscription Certificate are signed, the signature must correspond in every particular with the name of the holder as it appears on the face of the Subscription Certificate. If the Subscription Certificate is signed by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person acting in fiduciary or representative capacity, the person so signing should give his full title in such capacity and, on request, satisfactory evidence of authority to act must be furnished.

DETERMINATION AS TO VALIDITY OF SUBSCRIPTIONS

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of the Common Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription or request for transfer. The Company and the Subscription Agent will not be under any duty to give notification of any defects or irregularities in subscriptions, nor will either of them incur any liability for failure to give such notification. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company will determine. Subscriptions with defects or irregularities which have not been cured or waived will be returned by the Subscription Agent to the appropriate holder of the Rights as soon as practicable.

                      DETERMINATION OF SUBSCRIPTION PRICE

     The Subscription Price for Common Stock pursuant to the Rights Offering does not and was not intended to bear any relationship to the current market price of the Common Stock, the Company's net worth, its results of operations or any other generally accepted criterion of value. Instead, it was determined in conjunction with the terms of the Series E Preferred Stock unanimously approved by the Company's Board of Directors on October 31, 1996 and ratified by the Company's shareholders on May 22, 1997. The purpose of the Rights Offering is to allow all the Company's shareholders to participate on an equal basis in the provision of equity required by the Bank in regard to the Credit Agreement.

     In early 1996 the Company was in a state of financial crisis. In the mid-1990s the Company had made several acquisitions in order to strengthen its position in its businesses. The capital requirements of the acquired businesses together with those of the Company's prior businesses greatly exceeded the Company's capital resources and borrowing capacity. The Company wrote off approximately $33.0 million in capitalized costs in 1995 and incurred a loss of $48.9 million in 1995 versus net income in 1994 of $3.8 million. The market price of the Company's Common Stock fell from a 1994 high of $12.50 per share to the $1.00 per share range in 1996, the Company's line of credit from the Bank went into default and the Bank refused to advance additional funds. As a result, the Company was reorganized outside of bankruptcy in 1996 and the existing Credit Agreement was negotiated with the Bank extending the maturity of the Bank debt to December 31, 2000 and deferring principal amortization and interest payments until 1999. As a condition to renegotiating the loan terms, the Bank required that there be an immediate infusion of $3.0 million in new equity and that the Company use its best efforts to raise an additional $2.0 million in equity in 1997.

     An equity offering to all the Company's shareholders was not feasible to meet the timetable required by the Bank and necessitated by the Company's immediate cash needs. Two Company directors, Rotchford Barker and Edward F. Heil, agreed to provide the $3.0 million in equity immediately required by purchasing 300,000 shares of Series E Preferred Stock at $10 per share or an aggregate purchase price of $3,000,000. In order to give all Company shareholders the right to participate in the required $3.0 million of new equity and to satisfy the Company's obligations to the Bank to use its best efforts to raise an additional $2.0 million in equity, Mr. Heil and Mr. Barker requested that the Company register with the Commission an offering giving all holders of Common Stock the right to purchase for $1.00 a share of Common Stock for each share of Common Stock held. To the extent the Rights Offering generates less than $5.0 million in proceeds, the Series E Preferred Stock will be automatically converted into Common Stock at the rate of 10 shares of Common Stock for each share of Series E Preferred Stock. To the extent that the sum of the amount of stock sold in the Rights Offering plus the stated amount of any Series E Preferred Stock not converted into or exchanged for Common Stock in the Rights Offering is in excess of $5.0 million, the Series E Preferred Stock will be redeemed at its stated value of $10.0 per share from such proceeds of the Rights Offering. Because of the redemption and mandatory conversion terms, the Series E Preferred Stock will be either redeemed or converted into or exchanged for Common Stock as a result of the Rights Offering. In order to allow this to happen, the Subscription Price in the Rights Offering could not fluctuate with the market price for the Company's Common Stock over time. Consequently, the Subscription Price was fixed at $1.00 per share which was the approximate market price for a share of Common Stock when the Series E Preferred Stock was approved in October 1996.

                                USE OF PROCEEDS


     The purpose of the Rights Offering is to raise working capital for the Company to use in its day to day operations. See "DETERMINATION OF SUBSCRIPTION PRICE". This will be accomplished by either converting the existing $3,000,000 in stated amount of Series E Preferred Stock to Common Stock or redeeming the Series E Preferred Stock from the proceeds of the Rights Offering and by raising up to an additional $5,379,813 in working capital for the Company. To the extent that less than 5,000,000 shares of Common Stock are subscribed for in the Rights Offering, one share of Series E Preferred Stock will be converted into 10 shares of Common Stock for each 10 shares or portions thereof of Common Stock less than 5,000,000 sold in the Rights Offering. To the extent that the purchase price of the Common Stock sold in the Rights Offering plus the stated amount of the Series E Preferred Stock outstanding immediately after the Rights Offering exceeds $5,000,000 Series E Preferred Stock will be redeemed at its stated amount of $10.00 per share from the proceeds of the Rights Offering. The result will be that a minimum of $3,000,000 in permanent working capital will be raised in the Rights Offering by exchange or conversion of the existing Series E Preferred Stock, the Series E Preferred Stock will be eliminated no matter how many Rights are exercised, and $5,379,813 in additional working capital will be raised if all Rights are exercised.


                                 LEGAL MATTERS

     The validity of the Common Stock to be issued upon the exercise of the Rights will be passed upon by Jenner & Block, Chicago, Illinois, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Balukoff, Lindstrom & Company, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements and schedules have been incorporated hereby by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================
======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFERING IN SUCH JURISDICTION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................    8
Recent Developments...................   25
Selected Financial Data...............   27
Description of Rights Offering........   28
Determination of Subscription Price...   30
Use of Proceeds.......................   31
Legal Matters.........................   31
Experts...............................   32


   RIGHTS TO SUBSCRIBE FOR $8,379,813 SHARES OF COMMON STOCK AND EXCHANGE AND CONVERSION OF SERIES E REDEEMABLE PREFERRED STOCK IN CONJUNCTION THEREWITH


                          AMERICAN ECOLOGY CORPORATION
                             ---------------------
                                   PROSPECTUS
                             ---------------------

                               DECEMBER 18, 1997


======================================================
======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered are:

SEC Filing Fees.............................................  $  2,485
Legal Fees and Expenses.....................................    40,000
Accounting Fees and Expenses................................     6,500
Printing and Engraving Fees.................................    13,000
Registrar, Subscription Agent and Information Agent Fees and
  Distribution Costs........................................    50,000
Stock Exchange Listing Fees.................................    17,500
Miscellaneous...............................................    12,000
                                                              --------
     Total Expenses.........................................  $141,485
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Article Seventh of the Restated Certificate of Incorporation of the Company provides for indemnification of the Company's officers and directors to the fullest extent allowed by Delaware law.

ITEM 16. EXHIBITS

     The exhibits listed on the Exhibit Index on page II-5 of this Registration Statement have been previously filed, are filed herewith, will be filed by amendment or are incorporated herein by reference to other filings.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs in contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein.

          (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on December 17, 1997.


                                          AMERICAN ECOLOGY CORPORATION

                                          By:      /s/ JACK K. LEMLEY

                                            ------------------------------------
                                                       Jack K. Lemley
                                                   Chairman of the Board,
                                                Chief Executive Officer and
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----
               /s/ JACK K. LEMLEY                 Chairman of the Board, Chief      December 17, 1997
------------------------------------------------  Executive Officer, President and
                 Jack K. Lemley                   Director

              /s/ ROBERT S. THORN                 Chief Accounting Officer          December 17, 1997
------------------------------------------------
                Robert S. Thorn

                       *                          Director                          December 17, 1997
------------------------------------------------
              Rotchford L. Barker

                       *                          Director                          December 17, 1997
------------------------------------------------
                Paul C. Bergson

                       *                          Director                          December 17, 1997
------------------------------------------------
               Keith D. Bronstein

                       *                          Director                          December 17, 1997
------------------------------------------------
                 Edward F. Heil

                       *                          Director                          December 17, 1997
------------------------------------------------
                 Paul F. Schutt

                       *                          Director                          December 17, 1997
------------------------------------------------
                John J. Scoville



*By:  /s/ PHILLIP K. CHATTIN


     ----------------------------
         Phillip K. Chattin,
           Attorney in Fact

                                LIST OF EXHIBITS

                                                                               SEQUENTIALLY
EXHIBIT NO.                            DESCRIPTION                             NUMBERED PAGE
-----------                            -----------                             -------------

     4.1*      Specimen Common Stock Certificate
     4.2*      Form of Subscription Certificate
     4.3*      Form of Subscription Agent Agreement
     5.1*      Form of Opinion of Jenner & Block as to legality of Common
               Stock being registered
    23.1       Consent of Balukoff, Lindstrom & Co., P.A.
    23.2       Consent of Arthur Andersen LLP
    23.3*      Consent of Jenner & Block (incorporated in opinion filed as
               Exhibit 5.1)
    24.1*      Power of Attorney
    99.1*      Instructions to Shareholders re Subscription Certificate

-------------------------
*Previously filed